DATED 11 NOVEMBER 2013

8x8 UK INVESTMENTS LIMITED

AND

8x8, INC.

AND

THE MATERIAL SELLERS

AND

THE MATERIAL OPTIONHOLDERS

AND

VOICENET SOLUTIONS LIMITED

SHARE PURCHASE AGREEMENT

Bingham McCutchen (London) LLP

41 Lothbury

London EC2R 7HF

-i-

THIS AGREEMENT is dated 11 November 2013

Parties

(1)	8x8 UK INVESTMENTS LIMITED, a company incorporated and registered in England and Wales with company number 8764443, whose registered office is at 27 Old Gloucester Street, London WC1N 3AX (the “Buyer”);
(2)	8x8, INC. a company incorporated in the state of Delaware, USA with its principal executive offices at 2125 O’Nel Drive, San Jose, California 95131 USA (the “Guarantor”);
(3)	The several persons whose names and addresses are set out in Part 1 of Schedule 1 (the “Material Sellers”);
(4)	The several persons whose names and addresses are set out in Part 3 of Schedule 1 (the “Material Optionholders”); and
(5)	VOICENET SOLUTIONS LIMITED, a company incorporated and registered in England and Wales with company number 05083841 whose registered office is at Oxford House, Bell Business Park, 2 Smeaton Close, Aylesbury, Buckinghamshire HP19 8JR (the “Company”).

Background

(A)	The Company is a private company limited by shares incorporated in England and Wales.
(B)	The Company has an issued share capital at the date of this agreement of £181,790, divided into 72,716,000 ordinary shares of £0.0025 each.
(C)	Further particulars of the Company at the date of this agreement are set out in Schedule 2.
(D)	The Guarantor is the direct holding company of the Buyer and has become a party to this agreement for the purpose of entering into the guarantee set out in clause 11.
(E)	The Material Sellers are the legal and beneficial owners of the number of Sale Shares set out opposite their respective names in Part 1 of Schedule 1 and the Material Optionholders will be, upon exercise of the Material Options, the legal and beneficial owners of the number of Option Shares set out opposite their respective names in Part 3 of Schedule 1.
(F)	The Material Sellers have agreed to sell and the Buyer has agreed to buy the Material Sale Shares, the Material Optionholders have agreed to sell and the Buyer has agreed to buy the Material Option Shares and the parties intend to effect the sale of the Minority Sale Shares and the Minority Option Shares to the Buyer, in each case subject to the terms and conditions of this agreement and the Minority SPAs (as applicable).

Agreed terms

1.	Interpretation
1.1	The definitions and rules of interpretation in this clause apply in this agreement.

Accounts: means the audited financial statements of the Company as at and to the Accounts Date, including the balance sheet, profit and loss account (together with the notes on them) and the auditor’s and directors’ reports.

Accounts Date: means 31 March 2013.

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Applicable Exchange Rate: means in respect of the conversion of US Dollars into pounds sterling, or vice versa, a rate of GBP1:USD1.6047.

Applicable Law: means, with respect to any person, any domestic or foreign, federal, state or local statute, law, rule, regulation, order, injunction, judgment, decree, or other requirement of any Governmental Authority applicable to such person or any of their properties or assets, including but not limited to the Telecommunications Legislation.

Articles: means the articles of association of the Company as at the date of this agreement.

Business: means the business carried on by the Company, namely the provision of hosted IP telephony and communication services to the business sector in the United Kingdom.

Business Day: means a day (other than a Saturday, Sunday or public holiday) when banks in the City of London are open for business.

Buyer’s Solicitors: means Bingham McCutchen (London) LLP of 41 Lothbury, London, EC2R 7HF.

Claim: means a claim for breach of any of the Warranties.

Completion: means completion of the sale and purchase of the Sale Shares and the Option Shares in accordance with this agreement and the Minority SPAs (as applicable).

Completion Cash Consideration: means an amount equal to US$15,360,000 (fifteen million, three hundred and sixty thousand US dollars) in pounds sterling (calculated by reference to the Applicable Exchange Rate), plus the Options Amount and less (x) the Outstanding Company Indebtedness, and (y) the Options Withholding Amount.

Completion Date: means the day on which the Condition has been satisfied or waived by the Buyer in accordance with clause 2.

Condition: means the condition to Completion, as set out in clause 2.1.

Connected: has, in relation to any person, the meaning given in section 1122 of the CTA 2010 (as defined in Schedule 5).

Control: means in relation to a body corporate, the power of a person to secure that the affairs of the body corporate are conducted in accordance with the wishes of that person:

(a)	by means of the holding of shares, or the possession of voting power, in or in relation to that other body corporate; or
(b)	by virtue of any powers conferred by the constitutional or corporate documents, or any other documents regulating that or any other body corporate,

and a “Change of Control” occurs if a person who Controls any body corporate ceases to do so or if another person acquires Control of it.

Data Protection Legislation: means any and all data protection and privacy legislation in force from time to time in the United Kingdom, including the Data Protection Act 1998 and the Privacy and Electronic Communications (EC Directive) Regulations 2003.

Declaration of Trust: means a declaration of trust in the agreed form to be entered into by a Seller or Optionholder in respect of their beneficial interest in their Sale Shares or Option

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Shares, as applicable, in favour of the Buyer in accordance with the terms of this Agreement and the Minority SPAs.

Director: means each person who is a director or shadow director of the Company, the names of whom are set out in Schedule 2.

Disclosed: means fairly and accurately disclosed (with sufficient details to identify the nature and scope of the matter disclosed) in or under the Disclosure Letter or any Supplemental Disclosure Letter (as the case may be).

Disclosure Letter: means the letter from the Warrantors to the Buyer dated on or about the date of this agreement and described as the disclosure letter, including the bundle of documents set out in the index attached to it (the “Disclosure Bundle”).

Discounted Capital Bond: means the discounted capital bond issued by the Company to Southwind Limited dated 15 October 2012.

Encumbrance: means any interest or equity of any person (including any right to acquire, option or right of pre-emption) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention or any other security agreement or arrangement.

Escrow Agents: means the Buyer’s Solicitors and the Sellers’ Solicitors, acting as joint escrow agents pursuant to the terms of the Escrow Agreement.

Escrow Agreement: means the agreement in the agreed form dated on or about the date of this agreement between the Warrantors, the Buyer and the Escrow Agents governing the operation of and the release of funds from the Escrow Account, which funds are held on trust for the Warrantors and the Buyer, pursuant to the terms of the Escrow Agreement.

Escrow Account: means bank account held in the joint names of the Escrow Agents and maintained by the Escrow Agents and operated in accordance with the terms of the Escrow Agreement.

Escrow Cash Consideration: means an amount equal to US$3,000,000 (three million US dollars) in pounds sterling (calculated by reference to the Applicable Exchange Rate).

Governmental Authority: means any foreign, domestic, federal, territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, governmental or self-regulatory organisation, commission or tribunal or any regulatory, administrative or other agency (including, but not limited to, Ofcom), or any political or other sub-division, department or branch of any of the foregoing which has competent jurisdiction over the relevant person or its business, property, assets or operations.

Group: in relation to a company, that company, its subsidiaries, any company of which it is a subsidiary and any other subsidiaries of any such holding company.

Interim Period: means the period from (and including) the date of this agreement up to and including the Completion Date or, if earlier, the termination or rescission of this agreement in accordance with its terms.

Investment Agreement: means the investment agreement dated 20 September 2004 and entered into between the Company and the Managers and the Investors (each as defined therein), together with each holder of Ordinary Shares in the Company who has entered into a deed of adherence to the Investment Agreement.

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Longstop Date: means 30 December 2013.

Management Accounts: means the unaudited consolidated balance sheet as at 30 September 2013 and the unaudited consolidated profit and loss account of the Company (including any notes thereon) for the period of three (3) months ended 30 September 2013 (a copy of which is attached to the Disclosure Bundle).

Material Options: means the options to acquire Ordinary Shares held by the Material Optionholders, which entitlements are identified in Part 3 of Schedule 1.

Material Option Shares: means the fully paid Ordinary Shares issued or to be issued pursuant to the exercise of the Material Options.

Material Sale Shares: means the Ordinary Shares in the capital of the Company held by the Material Sellers as at the date of this agreement, all of which have been issued and fully paid, further details of which are set out in Part 1 of Schedule 1.

Minority Optionholders: means the holders of the Minority Options, whose respective names are set out in Part 4 of Schedule 1.

Minority Options: means the options to acquire Ordinary Shares held by the Minority Optionholders, which entitlements are identified in Part 4 of Schedule 1.

Minority Option Shares: means the fully paid Ordinary Shares issued or to be issued for the exercise of the Minority Options.

Minority Optionholder SPAs: means each of the share purchase agreements to be entered into between the Buyer and the Minority Optionholders, pursuant to which the Minority Optionholders agree to transfer their respective holdings of Minority Option Shares to the Buyer.

Minority Sale Shares: means the Ordinary Shares in the capital of the Company held by the Minority Sellers as at the date of this agreement, all of which have been issued and fully paid, further details of which are set out in Part 2 of Schedule 1.

Minority Sellers: means the holders of the Minority Sale Shares, whose respective names are set out in Part 2 of Schedule 1.

Minority Seller SPAs: means each of the share purchase agreements to be entered into between the Buyer and the Minority Sellers, pursuant to which the Minority Sellers agree to transfer their respective holdings of Minority Sale Shares to the Buyer.

Minority SPAs: means the Minority Optionholder SPAs and the Minority Seller SPAs.

NICs: means National Insurance contributions.

Ofcom: means the Office of Communications.

Option Exercise Price: means the exercise price payable in order to subscribe for Option Shares pursuant to the terms of the relevant Option, as set out in more detail in the fourth column of Parts 3 and 4 of Schedule 1.

Option Shares: means the Material Option Shares and the Minority Option Shares, less any Ordinary Shares which would have been issued in respect of any options cancelled by the Company prior to the Completion Date.

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Optionholders: means the Material Optionholders and the Minority Optionholders.

Options: means the Material Options and the Minority Options.

Options Amount: means the aggregate exercise price required to be paid by Optionholders in order for all of the Options to be exercised, calculated by reference to the Option Exercise Price applicable for each of the Options.

Options Withholding Amount: means the total amount payable as a result of the exercise of the Options by the Company in respect of Tax, including, without limitation, NICs.

Ordinary Shares: means the ordinary shares with a nominal value of £0.0025 each in the capital of the Company.

Outstanding Company Indebtedness: means the sum of £1,657,000 owed by the Company to Southwind Limited under the Discounted Capital Bond, together with any additional interest accrued on the Discounted Capital Bond in the Interim Period.

Pension Scheme: means the stakeholder pension scheme for the Company administered by Friends Provident.

Properties: has the meaning given in paragraph 24.1 of Schedule 4.

Purchase Price: means the consideration for the Sale Shares and the Option Shares to be paid or satisfied by the Buyer to the Sellers and the Optionholders (as applicable) on Completion in accordance with the terms of clause 4.

Sale Shares: means the Material Sale Shares and the Minority Sale Shares which, together with the Option Shares, will at Completion comprise the whole of the issued share capital of the Company.

Sellers: means the Material Sellers and the Minority Sellers.

Sellers’ Bank Account: means:

Barclays Bank Plc
Professional Practices Team
Level 26, 1 Churchill Place
Canary Wharf
London E14 5HP

Account No:	80646954
Sort Code:	20 05 75
Account Name:	Memery Crystal Client No. 1 Account.

Sellers’ Representative: means Godfrey Wilson, or such other person or persons who are nominated in writing to the Buyer by Sellers and Optionholders entitled to 50% or more of the Completion Cash Consideration under clause 4.2.1, who shall act as the nominated representative for each of the Sellers and Optionholders in accordance with clause 15 of this agreement and the provisions of the Minority SPAs.

Sellers’ Solicitors: means Memery Crystal LLP of 44 Southampton Buildings, London WC2A 1AP.

Substantiated Claim: means a Claim that has been:

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(a)	agreed in writing by the parties to the Claim, both as to liability and quantum; or
(b)	finally adjudicated by a court of competent jurisdiction and no right of appeal lies in respect of such adjudication, or the parties are debarred by passage of time or otherwise from making an appeal.

Supplemental Disclosure Letter: means any letter from the Warrantors to the Buyer at Completion pursuant to clause 7.5.

Tax: has the meaning given in paragraph 1 of Schedule 5.

Tax Authority: has the meaning given in paragraph 1 of Schedule 5.

Tax Covenant: means the tax covenant set out in Part 1 of Schedule 5.

Tax Covenant Claim: means a claim under the Tax Covenant.

Tax Liability: has the meaning given in paragraph 1 of Schedule 5.

Tax Warranties: means the Warranties set out in Part 2 of Schedule 5.

Tax Warranty Claim: means a claim for breach of any of the Tax Warranties.

Telecommunications Legislation: means all Applicable Laws in the United Kingdom relevant to a telecommunications business, including but not limited to the Communications Act 2003, all conditions, codes and guidelines issued under that Act, the Regulation of Investigatory Powers Act 2000, the Data Retention (EC Directive) Regulations 2009, the Privacy and Electronic Communications (EC Directive) (Amendment) Regulations 2011 and the 12th Code of Practice of Phonepay Plus.

Title Warranties: means the statements set out in paragraphs 1 and 2.1, 2.2. and 2.4 of Schedule 4.

Transaction: means the transaction contemplated by this agreement or any part of that transaction.

Warranties: means the warranties and representations given pursuant to clause 7 and set out in Schedule 4 and the Tax Warranties.

Warrantors: means the Material Sellers and the Material Optionholders.

1.2	Clause, Schedule and paragraph headings shall not affect the interpretation of this agreement.
1.3	References to clauses and Schedules are to the clauses of and Schedules to this agreement and references to paragraphs are to paragraphs of the relevant Schedule.
1.4	The Schedules form part of this agreement and shall have effect as if set out in full in the body of this agreement. Any reference to this agreement includes the Schedules.
1.5	A reference to this agreement or to any other agreement or document referred to in this agreement (including, without limitation, each of the Disclosure Letter, any Supplemental Disclosure Letter and the Escrow Agreement) is a reference to this agreement or such other document or agreement as amended or varied in accordance with its terms from time to time.
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1.6	Unless the context otherwise requires, words in the singular shall include the plural and the plural shall include the singular.
1.7	Unless the context otherwise requires, a reference to one gender shall include a reference to the other genders.
1.8	A person includes a natural person, corporate or unincorporated body (whether or not having separate legal personality) and that person’s personal representatives, successors and permitted assigns.
1.9	A reference to a party shall include that party’s personal representatives, successors and permitted assigns.
1.10	A reference to a company shall include any company, corporation or other body corporate, wherever and however incorporated or established.
1.11	A reference to a holding company or a subsidiary means a holding company or a subsidiary (as the case may be) as defined in section 1159 of the Companies Act 2006 and for the purposes only of the membership requirement contained in sections 1159(1)(b) and (c), a company shall be treated as a member of another company even if its shares in that other company are registered in the name of:
(a)	another person (or its nominee), by way of security or in connection with the taking of security; or
(b)	its nominee.
1.12	A reference to writing or written includes faxes but not e-mail.
1.13	Any words following the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words, description, definition, phrase or term preceding those terms.
1.14	Where the context permits, other and otherwise are illustrative and shall not limit the sense of the words preceding them.
1.15	References to a document in agreed form are to that document in the form agreed by the parties and initialled by them or on their behalf for identification.
1.16	A reference to a statute, statutory provision or subordinate legislation is a reference to it as it is in force from time to time and includes any statute, statutory provision or subordinate legislation which it amends or re-enacts and subordinate legislation for the time being in force made under it provided that, as between the parties, no such amendment, extension or re-enactment made after the date of this agreement shall apply for the purposes of this agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of, any party.
1.17	Any reference to an English or US legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than England or any state of the United States of America, be deemed to include a reference to what most nearly approximates to the English or US legal term in that jurisdiction.
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2.	Condition TO COMPLETION
2.1	Completion of this agreement is subject to and conditional upon both (i) the exercise in full of all of the Options and issuance by the Company of all of the Option Shares (or cancellation of any Options), and (ii) execution of the Minority SPAs and Declarations of Trust by each of the Minority Sellers and Minority Optionholders on or before the Longstop Date.
2.2	If the Condition is not satisfied in accordance with clause 2.1, then unless the Condition is waived by the Buyer pursuant to clause 2.6, this agreement shall terminate and cease to have effect on the Longstop Date, except for:
2.2.1	the provisions referred to in clause 2.3; and
2.2.2	any rights, remedies, obligations or liabilities of the parties that have accrued up the date of termination, including the right to claim damages in respect of any breach of the agreement which existed at or before the date of termination.
2.3	Notwithstanding any termination of this agreement in accordance with clause 2.2 or the rescission of this agreement pursuant to clause 6.3.3, clauses 1, 11, 12, 16, 17, 18, 19, 22 and 25 shall continue to have effect.
2.4	Each of the Material Sellers, the Material Optionholders and the Buyer shall use all reasonable endeavours to procure (so far as it lies within their respective powers so to do) that the Condition is satisfied as soon as practicable and in any event no later than the Longstop Date.
2.5	The Buyer and each of the Material Sellers and Material Optionholders shall co-operate fully in all actions necessary to procure the satisfaction of the Condition.
2.6	The Buyer may, to such extent as it thinks fit (in its absolute discretion) and is legally entitled to do so, waive the Condition by notice in writing to the Sellers’ Representative.
3.	Sale and Purchase
3.1	On the terms of this agreement and subject to the Condition, each of the Material Sellers and Material Optionholders (as applicable) shall sell and the Buyer shall buy, with effect from Completion, the Material Sale Shares and the Material Option Shares set out opposite his, her or its name in Part 1 or Part 3 of Schedule 1 (as applicable) with full title guarantee free from all Encumbrances and together with all rights that attach (or may in the future attach) to them, including, in particular and without limitation, rights of redemption and the right to receive all dividends and distributions declared, made or paid on or after the date of this agreement.
3.2	The Buyer is not obliged to complete the purchase of any of the Material Sale Shares or the Material Option Shares unless the purchase of all the Sale Shares and the Option Shares is completed simultaneously.
3.3	The Purchase Price constitutes the entire price payable by the Buyer for the Sale Shares and the Option Shares and the payment of the Purchase Price in accordance with clause 4 below and in accordance with the Minority SPAs shall be a complete discharge of the Buyer’s obligation to pay the Purchase Price, and the Buyer shall be under no obligation to ensure the pro rata or other agreed division of the Purchase Price between the Sellers and the Optionholders.
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4.	Purchase Price
4.1	Subject to any adjustments required to be made pursuant to the provisions of this clause 4, the aggregate consideration to be paid for the purchase of the Sale Shares and the Option Shares under this agreement and the Minority SPAs shall be:
4.1.1	an amount of US$18,360,000 (eighteen million, three hundred and sixty thousand US dollars) (payable in pounds sterling by reference to the Applicable Exchange Rate);
4.1.2	plus the Options Amount; and
4.1.3	less the Outstanding Company Indebtedness,

(together, the “Purchase Price”).

4.2	The Purchase Price payable to the Sellers and the Optionholders pursuant to clause 4.1 above and in accordance with the Minority SPAs shall be paid by the Buyer to the Sellers for the Sale Shares and to the Optionholders for the Option Shares as follows:
4.2.1	at Completion, subject to clause 4.2.2 below, the Buyer shall pay an amount equal to the Completion Cash Consideration to the Sellers’ Bank Account by electronic transfer of immediately available funds, which shall be apportioned between the Sellers and the Optionholders in accordance with the relevant Part of Schedule 1;
4.2.2	each Material Optionholder agrees that the amount set out in column 5 of Part 3 of Schedule 1 (representing (i) the aggregate exercise price due on the exercise of his Material Options; and (ii) the Tax which arises in respect of the exercise of his Material Options and which the Company must account for to HMRC) shall be deducted from each Material Optionholder’s entitlement to their proportion of the Completion Cash Consideration payable to them;
4.2.3	at Completion, the Buyer shall pay to the Company on behalf of the Optionholders the Options Amount, which shall be applied to pay up in full the exercise price due from each Optionholder in respect of the exercise of their respective options, to be applied by the Company in accordance with clause 4.5.1;
4.2.4	at Completion, the Buyer shall pay to the Company on behalf of the Optionholders the Options Withholding Amount, to be applied by the Company in accordance with clause 4.5.2; and
4.2.5	at Completion, the Buyer shall pay the Escrow Cash Consideration into the Escrow Account to be held on behalf of the Warrantors and released in accordance with the terms of clause 4.6 below and the Escrow Agreement.
4.3	On Completion, the Buyer will procure that the Company will repay to Southwind Limited the Outstanding Company Indebtedness in full and without set off and Southwind Limited will release and discharge or procure the release and discharge of all security taken in connection with the Outstanding Company Indebtedness and/or the Discounted Capital Bond.
4.4	The Purchase Price shall be deemed to be reduced (without double counting) by the amount of any payment made to the Buyer for each and any:
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4.4.1	Claim; or
4.4.2	Tax Warranty Claim; or
4.4.3	Tax Covenant Claim; or
4.4.4	claim under clause 10.
4.5	The Company shall apply, and the Buyer shall procure that the Company shall apply:
4.5.1	the Options Amount in paying up in full the exercise price due from the Optionholders on the exercise of the Options issued in their respective names; and
4.5.2	the Options Withholding Amount in payment of any Tax (including, without limitation, NICs) in connection with the exercise of the Options.
4.6	Release of Escrow Cash Consideration
4.6.1	The Buyer and the Material Sellers and Material Optionholders agree that the Escrow Cash Consideration shall remain held in the Escrow Account by the Escrow Agents until released in accordance with clauses 4.6.2 to 4.6.6 below.
4.6.2	If the Buyer makes a Claim, a Tax Warranty Claim, a Tax Covenant Claim or a claim under clause 10 pursuant to the terms of this agreement (an “Escrow Claim”), in addition to any notice it is required to provide to the Warrantors pursuant to the terms of this agreement, it shall also serve a notice on each of the Escrow Agents providing them with the same information in relation to the Escrow Claim as has been provided to the Warrantors. The Warrantors and the Buyer agree that:
(a)	if the Escrow Claim becomes a Substantiated Claim, the Buyer and the Sellers’ Representative shall jointly notify the Escrow Agents in writing that the Escrow Claim has become a Substantiated Claim and instruct the Escrow Agents to make payment to the Buyer out of the Escrow Account of an amount equal to the liability of the Warrantors under such Substantiated Claim; or
(b)	if the Escrow Claim is disputed by the Sellers’ Representative or has not otherwise become a Substantiated Claim by the date set out in clause 4.6.3(a) or 4.6.3(b) below, as applicable (a “Disputed Claim”), the Buyer and the Warrantors shall instruct the Escrow Agents to only release the portion of the Escrow Cash Consideration which represents the Disputed Claim in the manner contemplated by clauses 4.6.3(c) and 4.6.4 below. For the avoidance of doubt, such part of the Escrow Cash Consideration which is not the subject of a Disputed Claim shall be released in accordance with clause 4.6.3(a) or 4.6.3(b) below.
4.6.3	With regard to the release of any portion of the Escrow Cash Consideration, it is agreed as follows:
(a)	notwithstanding clause 4.6.2(a) above, on or as promptly as possible following the first anniversary of the Completion Date (the “First Release Date”), the Buyer and the Warrantors shall instruct the Escrow Agents to disburse an amount to the Sellers’ Bank Account equal to (i) £1,246,338.88, less (ii) (A) the amount of any Substantiated Claims notified to the Escrow Agents prior to the First Release Date in accordance with clause 4.6.2(a)
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above, and (B) the amount of any Disputed Claims which have been notified to the Sellers’ Representative in accordance with the terms of this agreement between the Completion Date and the First Release Date, as agreed between the Buyer and the Warrantors or as determined in accordance with clause 4.6.4 below, as applicable, plus (iii) all interest earned on the amount paid to the Sellers’ Bank Account pursuant to this clause 4.6.3(a);

(b)	notwithstanding clause 4.6.2(a) above, on or as promptly as possible following the second anniversary of the Completion Date (the “Second Release Date”), the Buyer and the Warrantors shall instruct the Escrow Agents to disburse an amount to the Sellers’ Bank Account equal to (i) £623,169.44, less (ii) (A) the amount of any Substantiated Claims notified to the Escrow Agents after the First Release Date and prior to the Second Release Date in accordance with clause 4.6.2(a) above, and (B) the amount of any Disputed Claims which have been notified to the Sellers’ Representative in accordance with the terms of this agreement between the First Release Date and the Second Release Date, as agreed between the Buyer and the Warrantors or as determined in accordance with clause 4.6.4 below, as applicable, plus (iii) all interest earned on the amount paid to the Sellers’ Bank Account pursuant to this clause 4.6.3(b);
(c)	with respect to any Disputed Claim(s), the Escrow Agents shall be instructed to retain an amount in the Escrow Account equal to the amount of such Disputed Claim(s) (calculated in accordance with clause 4.6.4 below) until such time as they receive such instructions as are required under the terms of the Escrow Agreement duly executed by or on behalf of the Buyer and the Warrantors;
(d)	following the First Release Date or Second Release Date, as applicable, once any payment is made to the Buyer in respect of a Disputed Claim in accordance with such instructions as are required under the terms of the Escrow Agreement (the “Settlement Amount”), any amount by which the amount retained by the Escrow Agents in respect of such Disputed Claim (each as defined in and calculated in accordance with clause 4.6.4 below) exceeds the Settlement Amount shall be disbursed out of the Escrow Account to the Sellers’ Bank Account to the extent in excess of any outstanding Disputed Claim following receipt by the Escrow Agents of such instructions as are required under the terms of the Escrow Agreement duly executed by or on behalf of each of the Buyer and the Warrantors.
4.6.4	For the purposes of clauses 4.6.3(c) and 4.6.3(d) above, to the extent that any amounts are proposed to be retained in the Escrow Account in respect of Disputed Claims as at the First Release Date or the Second Release Date, the value of each Disputed Claim shall be either (i) the amount of the Escrow Claim specified in the relevant Escrow Claim Notice served in accordance with clause 4.6.2 above (the “Initial Claim Value”); or (ii) where Legal Counsel (as defined below) has been appointed pursuant to clause 4.6.5 below, the amount (if any) which Legal Counsel opines pursuant to a Counsel’s Opinion (as defined below) is reasonably likely to be recoverable by the Buyer under such Claim (plus Legal Counsel’s estimate of the anticipated costs of recovery) (the “Amended Claim Value”). If an amount equal to the Amended Claim Value is retained in the Escrow Account in accordance with the provisions of this clause 4.6.4, then any amount by which the Initial Claim Value exceeds the Amended Claim Value shall be disbursed by the Escrow Agent to the Sellers’ Bank Account in accordance with the provisions of such instructions as are required under the terms of the Escrow Agreement duly executed by each of the
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Buyer and the Sellers’ Representative as soon as practicable following confirmation of the Amended Claim Value.

For the purposes of this clause 4.6.4, “Counsel’s Opinion” shall mean a written opinion of legal counsel appointed in accordance with clause 4.6.5 below (qualified at the bar in England and Wales) with at least 10 years’ standing and experienced in disputes similar to that which is the subject of the Escrow Claim (“Legal Counsel”) specifying in his opinion, and based on the facts and evidence than available to the Parties in relation to such Escrow Claim, whether the Escrow Claim would succeed and if so, the amount which is reasonably likely to be recoverable in respect of damages and costs if such Escrow Claim is successful.

4.6.5	Where the Sellers’ Representative does not agree with the Initial Claim Value, Legal Counsel shall be appointed jointly by the Buyer and the Sellers’ Representative upon at least ten Business Days’ notice in writing being given to the Buyer by the Sellers’ Representative at any time following the date which is 3 months prior to the First Release Date or the Second Release Date. To the extent that the Parties cannot agree on a choice of Legal Counsel, within 10 Business Days of the Buyer’s receipt of such notice, the Sellers’ Representative may request that the Legal Counsel is appointed by the President of the Bar Council of England and Wales. The Buyer and its advisors shall be given the opportunity to discuss and consult with the Sellers’ Representative as to the choice of Legal Counsel, and shall be given the opportunity to review and comment on all instructions to Legal Counsel in connection with the relevant Escrow Claim which they shall do acting reasonably and without delay, and shall be entitled to participate and offer analysis and argument in each conference between Legal Counsel and the Sellers’ Representative and/or its advisors. The Sellers’ Representative shall procure that its advisors shall provide the Buyer and its advisors with a copy of all correspondence and communications between the Sellers’ Representative or its advisors and Legal Counsel. The costs of Legal Counsel shall be borne equally by the Buyer and the Sellers’ Representative.
4.6.6	Any payment by the Escrow Agents out of the Escrow Account in accordance with the provisions of clauses 4.6.2 to 4.6.5 above shall be made together with any interest accrued on such amount in accordance with the provisions of the Escrow Agreement.
4.6.7	The Warrantors and the Buyer agree to promptly provide the Escrow Agents with a Transfer Notice (as defined in the Escrow Agreement) to give effect to the provisions of this clause 4.6.
5.	Conduct of business prior to completion
5.1	Each of the Material Sellers and Material Optionholders shall procure that at all times during the Interim Period, the Company shall carry on the Business in the normal and ordinary course and in the manner contemplated in clause 5.2 below.
5.2	Subject to clauses 5.3 and 5.4 below, each of the Material Sellers and Material Optionholders shall procure that during the Interim Period, except with the prior written consent of the Buyer, the Company shall not (and shall not agree to), to the extent that any of the matters contemplated by this clause 5.2 are within their control:
5.2.1	dispose of any material assets used or required for the operation of the Business; or
5.2.2	allot any Ordinary Shares or other securities or repurchase, redeem or agree to repurchase or redeem any of its Ordinary Shares (other than pursuant to the exercise of any of the Options); or
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5.2.3	pass any resolution of its shareholders; or
5.2.4	appoint any person as a Director; or
5.2.5	enter into, modify or agree to terminate any Relevant Contract (as defined in paragraph 13.1 of Schedule 4); or
5.2.6	incur any capital expenditure on any individual item in excess of £5,000; or
5.2.7	borrow any sum; or
5.2.8	make any loan or cancel, release or assign any indebtedness in excess of £1,000 owed to it or any claims held by it; or
5.2.9	save in the ordinary course of business, enter into any lease, lease-hire or hire-purchase agreement or agreement for payment on deferred terms; or
5.2.10	declare or pay any dividend or make any other distribution of its assets; or
5.2.11	make any alterations to the terms of employment (including benefits) of any of its Directors, officers or employees earning in excess of £40,000 per annum; or
5.2.12	amend any agreements or arrangements for the payment of pensions or other benefits on retirement to any of its current or former employees or Directors (or any of their dependants); or
5.2.13	provide any non-contractual benefit to any Director, officer, employee or their dependants not provided at the date of this agreement; or
5.2.14	save as Disclosed, dismiss any of its employees, save for gross misconduct, or employ or engage (or offer to employ or engage) any person; or
5.2.15	voluntarily create any Encumbrance over any of its assets or its undertaking; or
5.2.16	save in the ordinary course of business, give any financial or performance guarantee, or any similar security or indemnity; or
5.2.17	commence, settle or agree to settle any legal proceedings relating to the Business or otherwise concerning the Company; or
5.2.18	modify, agree to terminate or, so far as it is able, permit the lapse of any Intellectual Property Rights or, save in the ordinary course of business, grant or enter into any agreement relating to such rights; or
5.2.19	pay any management charge to any of the Sellers or Optionholders, save under agreements or arrangements already in place at the date of this agreement and Disclosed to the Buyer; or
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5.2.20	incur any liability to any of the Sellers or Optionholders, save in respect of any interest accruing on the Discounted Capital Bond or under any agreements or arrangements already in place at the date of this agreement and Disclosed to the Buyer; or
5.2.21	enter into any agreement (or modify any subsisting agreement) with any trade union, or any agreement that relates to any works council; or
5.2.22	vary the terms on which it holds any of the Properties or settle any rent review; or
5.2.23	make any material change to the accounting procedures or principles by reference to which its accounts are drawn up; or
5.2.24	voluntarily permit any of its insurance policies to lapse or do anything which would reduce the amount or scope of cover or make any of its insurance policies void or voidable.
5.3	Any written consent required to be provided by the Buyer during the Interim Period for the purposes of clause 5.2 above shall be obtained in the following manner:
5.3.1	the Sellers’ Representative shall provide the Buyer with written notice of the matter requiring consent pursuant to clause 5.2 (the “Consent Notice”), directed to the Buyer and to each of the following individuals, (i) Alec Kemp at alec.kemp@gmail.com, (ii) Dan Weirich at dan.weirich@8x8.com, and (iii) Huw Rees at huw.rees@8x8.com (together, the “Consent Group”);
5.3.2	if any member of the Consent Group provides a written response to the Sellers’ Representative within two Business Days of receipt of the Consent Notice by the Buyer indicating that the Buyer does not consent to the matter for which consent is sought pursuant to the terms of the Consent Notice, then consent to such matter shall be deemed to have been rejected by the Buyer; and
5.3.3	if either (i) any member of the Consent Group provides a written response to the Sellers’ Representative within two Business Days of receipt of the Consent Notice by the Buyer indicating that the Buyer does consent to the matter for which consent is sought pursuant to the terms of the Consent Notice, or (ii) no response is received by the Seller’s Representative from any member of the Consent Group with respect to the Consent Notice within two Business Days’ of receipt of the Consent Notice by the Buyer, then consent to such matter shall be deemed to have been provided by the Buyer.
5.4	To the extent that the Interim Period continues beyond 2 December 2013, the prior written consent of the Buyer required under clause 5.2 above shall not be unreasonably withheld or delayed and shall not be required in respect of any matter undertaken by the Company in the ordinary course of business.
6.	Completion
6.1	Completion shall take place on the Completion Date at the offices of the Buyer’s Solicitors (or at any other place as may be agreed in writing by the Buyer and the Sellers’ Representative).
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6.2	At Completion:
6.2.1	each of the Material Sellers and Material Optionholders shall:
(a)	deliver or cause to be delivered to the Buyer the documents and evidence set out in Part 1 of Schedule 3;
(b)	procure that a board meeting of the Company is held at which the matters set out in Part 2 of Schedule 3 are carried out; and
(c)	deliver any other documents referred to in this agreement as being required to be delivered by the Material Sellers or the Material Optionholders, as applicable.
6.2.2	the Buyer shall (subject to each of the Material Sellers and Material Optionholders complying with its obligations in clause 6.2.1):
(a)	comply with its obligations to pay the Purchase Price specified in clause 4.2;
(b)	comply with its obligations in clause 4.3; and
(c)	deliver or cause to be delivered to the Material Sellers and the Material Optionholders the documents and evidence set out in Part 3 of Schedule 3.
6.3	If any of the Material Sellers or Material Optionholders does not comply with its obligations in clause 6.2 in any material respect, the Buyer may (without prejudice to any other rights or remedies it has):
6.3.1	proceed to Completion; or
6.3.2	defer Completion to a date no more than 28 days and no less than 5 days after the date on which Completion would otherwise have taken place; or
6.3.3	if the Buyer has deferred Completion in accordance with clause 6.3.2 and the Material Sellers or the Material Optionholders have still not complied with their obligations in clause 6.2 in a material respect, rescind this agreement by notice in writing to the Material Sellers and the Material Optionholders.
6.4	As soon as reasonably practicable after Completion, the Company shall pay (and the Buyer shall procure that the Company shall pay) the Options Withholding Amount received by the Company pursuant to clause 4.2.4 to the relevant Tax Authority.
7.	Warranties
7.1	Each of the Warrantors acknowledges that the Buyer is entering into this agreement on the basis of the Warranties.
7.2	Each of the Warrantors severally warrants to the Buyer that each of the Title Warranties is true, accurate and not misleading on the Completion Date in respect of himself and in respect of those Sale Shares or Option Shares, as applicable, held by him, her or it, except as Disclosed.
7.3	Subject to clause 7.4, each of the Warrantors severally and proportionately warrant to the Buyer that each Warranty (other than the Title Warranties to which the provisions of clause 7.2 apply) is true, accurate and not misleading on the date of this Agreement, except as Disclosed.
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7.4	The liability of the Warrantors under this clause 7 and the Warranties shall be subject to the limitations set out in clause 8.
7.5	The Warranties are deemed to be repeated on the Completion Date, subject to any matters Disclosed in any Supplemental Disclosure Letter, by reference to the facts then existing. Any reference made to the date of this agreement (whether express or implied) in relation to any Warranty (other than warranty 4.1) shall be construed, in connection with the repetition of the Warranties, as a reference to the date of such repetition. The Warrantors shall be entitled to Disclose any matter arising during the Interim Period against any of the Warranties given as at the Completion Date through the delivery of the Supplemental Disclosure Letter to the Buyer at Completion.
7.6	Each of the Warrantors shall use all reasonable endeavours to ensure that the Company does not do anything during the Interim Period which would be materially inconsistent with any of the Warranties, breach any Warranty or cause any Warranty to be untrue or misleading.
7.7	If at any time during the Interim Period any of the Warrantors becomes aware that a Warranty has been breached, is untrue or misleading, or has a reasonable expectation that any of those things might occur, it severally agrees that it shall, as soon as reasonably practicable, notify the Buyer of the relevant occurrence summarizing the nature of the matter in so far as it is known to that Warrantor.
7.8	Warranties qualified by the expression “so far as the Warrantors are aware” or any similar expression are deemed to be given to the best of the knowledge, information and belief of each of the Warrantors after they have made due and careful enquiries having regard to the subject matter of the relevant Warranty of the Directors (as listed in Schedule 2) and each of Brian O’Sullivan and Charles Aylwin.
7.9	Each of the Warranties is separate and, unless otherwise specifically provided, is not limited by reference to any other Warranty or any other provision in this agreement.
7.10	With the exception of the matters Disclosed, no information of which the Buyer and/or its agents and/or its advisers has constructive or imputed knowledge shall prejudice any Claim or Tax Warranty Claim or reduce any amount recoverable thereunder.
7.11	Each of the Warrantors agrees that the supply of any information by the Company or by or on behalf of any of its employees, directors, agents or officers (the “Officers”) to the Sellers or their advisers in connection with the Warranties, the information Disclosed in the Disclosure Letter or otherwise shall not constitute a warranty, representation or guarantee as to the accuracy of such information in favour of the Warrantors. The Warrantors unconditionally and irrevocably waive all and any rights and claims that they may have against the Company or the Officers on whom the Warrantors have, or may have, relied in agreeing the terms of this agreement, and further undertakes to the Buyer not to make any such claims.
7.12	Each of the Warrantors agrees that, subject to the repayment of the Outstanding Company Indebtedness, the sale of their Material Sale Shares or Material Option Shares (as the case may be) pursuant to the terms of this agreement shall be deemed to terminate any existing rights they may have against the Company, whether pursuant to the terms of the Investment Agreement, in their capacity as shareholder or optionholder or otherwise as a holder of securities in the Company, including, without limitation, any rights of pre-emption they may have over the transfer or issuance of any Ordinary Shares or other securities in the Company.
7.13	Each of the Warrantors agrees that on the Completion Date they shall unconditionally and irrevocably waive all and any rights that they may have against the Company and further
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undertakes to the Buyer not to make any such claims, save in respect of any unpaid salary, fees, commissions or bonuses due at Completion under any document Disclosed.

7.14	The rights and remedies of the Buyer in respect of any Claim, any Tax Warranty Claim or any Tax Covenant Claim shall not be affected by Completion but the Buyer shall have no right to rescind or terminate this agreement after Completion and the Buyer’s sole remedy for breach of any Warranty shall be against the Warrantors in damages subject to the limitations contained in this agreement.
7.15	The Buyer and the Guarantor warrant to the Material Sellers and the Material Optionholders that:
7.15.1	the execution and delivery of this agreement and the other documents referred to in it and the completion of the transactions contemplated hereby, have, where required, been duly and validly authorised and no other proceedings or actions on the part of the Buyer and/or the Guarantor are necessary to authorise this agreement and the other documents referred to in it or to complete the transactions contemplated herein; and
7.15.2	the execution and delivery by the Buyer and the Guarantor of this agreement and the documents referred to in it in compliance with their respective terms shall not breach or constitute a default under any agreement or instrument to which the Buyer or the Guarantor is a party or by which either of them us bound or any order, judgment, decree or other restriction applicable to the Buyer or the Guarantor.
7.16	The Buyer and the Guarantor confirm to the Material Sellers and the Material Optionholders that they are not, as at the date of this agreement aware (based on the Buyer’s and the Guarantor’s actual awareness by reference to the facts in existence at the date of this agreement, and without having made any enquiry, other than pursuant to the financial and legal due diligence undertaken in connection with the Transaction) of any matter that would cause the Buyer to bring a Claim, Tax Warranty Claim or Tax Covenant Claim; provided that the Buyer shall not be restricted from bringing any Claim, Tax Warranty Claim or Tax Covenant Claim to the extent that any matter of which the Buyer and Guarantor are aware as at the date of this agreement which they did not know (based on the Buyer’s and the Guarantor’s actual awareness by reference to the facts in existence at the date of this agreement, and without having made any enquiry or taken any advice, other than pursuant to the financial and legal due diligence undertaken in connection with the Transaction) would cause a Claim, Tax Warranty Claim or Tax Covenant Claim results (directly or indirectly) in any loss, damage, expense, cost or liability of any kind whatsoever to the Company, any asset of the Company, the Buyer, any asset of the Buyer or the Guarantor which would enable the Buyer to bring a Claim, Tax Warranty Claim or Tax Covenant Claim.
8.	Limitations on Claims
8.1	Save as provided in clause 8.18, the provisions of this clause 8 limit the liability of the Warrantors in relation to any Claim, any Tax Warranty Claim and (where specifically provided) any Tax Covenant Claim and any claim under clause 10.
8.2	The aggregate liability of the Warrantors for all Substantiated Claims and all Tax Warranty Claims, Tax Covenant Claims and claims under clause 10 shall not exceed an amount equal to US$3,000,000 (three million US dollars) in pounds sterling (calculated by reference to the Applicable Exchange Rate).
8.3	Subject to clause 8.4 below, the maximum liability of each Warrantor under or in connection with this agreement in respect of all Claims, Tax Warranty Claims, Tax Covenant Claims or
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claims under clause 10 shall not exceed the proportion of that claim set out opposite his, her or its name in the table set out below:

Name of Warrantor	Proportion of Liability
Jon Moulton	18.599%
Godfrey Wilson	7.335%
Gary Titterton	5.642%
Jerome Flynn	0.944%
Peter Vallis	6.609%
David Crombie	5.514%
Gary Pryor	6.411%
Mark Rodel-Duffy	6.514%
Lady Sarah Whent	1.539%
MLL Telecom Limited	2.565%
Hawk Investment Holdings Limited	34.097%
Charles Aylwin	0.641%
Brian O’Sullivan	0.513%
Kevin Scott-Cowell	3.077%

8.4	The maximum aggregate liability of each Warrantor under or in connection with this agreement in respect of all Claims, Tax Warranty Claims, Tax Covenant Claims or claims under clause 10 shall not exceed the amount set out opposite his, her or its name in the table set out below:
Name of Warrantor	Maximum Aggregate Liability
Jon Moulton	£347,713.23
Godfrey Wilson	£137,121.07
Gary Titterton	£105,477.75
Jerome Flynn	£17,643.55
Peter Vallis	£123,562.89
David Crombie	£103,080.53
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Gary Pryor	£119,861.08
Mark Rodel-Duffy	£121,778.85
Lady Sarah Whent	£28,766.66
MLL Telecom Limited	£47,944.43
Hawk Investment Holdings Limited	£637,449.97
Charles Aylwin	£11,986.11
Brian O’Sullivan	£9,588.89
Kevin Scott-Cowell	£57,533.32

8.5	The Warrantors shall not be liable for a Claim (other than a Tax Warranty Claim) or any claim under clause 10 unless notice in writing summarising the nature of the Claim (in so far as it is known to the Buyer) and, as far as is reasonably practicable, the amount claimed, has been given by or on behalf of the Buyer, as soon as is reasonably practicable after the Buyer becomes aware of the matter or circumstance giving rise to the Claim (provided that, subject to the time limit set out below, failure to provide any such notice shall not prevent the Buyer from bringing a Claim on the basis of such matter or circumstance) and, in any event, to the Warrantors, prior to the expiry of the period of two years commencing on the Completion Date.
8.6	The Warrantors shall not be liable for a Tax Warranty Claim or a Tax Covenant Claim unless notice in writing summarising the nature of the Tax Warranty Claim or the Tax Covenant Claim (in so far as it is known to the Buyer) and, as far as is reasonably practicable, the amount claimed, has been given by or on behalf of the Buyer to the Warrantors (provided that, subject to the time limit set out below, failure to provide any such notice shall not prevent the Buyer from bringing a Tax Warranty Claim or Tax Covenant Claim on the basis of such matter or circumstance), prior to the expiry of the period of seven years commencing on the Completion Date.
8.7	The liability of the Warrantors specified in a notice given pursuant to clauses 8.5 and 8.6 above shall absolutely cease and determine if proceedings in respect of any Claim, Tax Warranty Claim or Tax Covenant Claim shall not have been issued and served on the Warrantors, or the amount payable agreed between the parties, within 12 months after the notice referred to in clauses 8.5 and 8.6 is served.
8.8	The Warrantors shall not be liable for any Claim, Tax Warranty Claim or Tax Covenant Claim (except for Tax Covenant Claims under paragraphs 2.3, 2.4 and 2.5 of Schedule 5) unless and until (a) the Warrantors’ liability in respect of such claim exceeds £10,000 and (b) the aggregate liability of the Warrantors for all such claims exceeds £100,000, in which case the Warrantors shall be liable for the entire amount of such claims and not just the excess. For the purposes of this clause 8.8, a number of claims arising out of the same subject matter shall be aggregated to form a single claim.
8.9	The Warrantors shall not be liable for a Claim or a Tax Warranty Claim to the extent that the Claim or the Tax Warranty Claim:
8.9.1	relates to matters which have been Disclosed;
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8.9.2	relates to any matter specifically provided for or reserved in the Accounts or the Management Accounts;
8.9.3	would not have arisen or occurred but for (or is increased as a result of):
(a)	any voluntary act, event, transaction or arrangement entered into after Completion by the Buyer, the Guarantor (or any person connected to the Buyer or the Guarantor) or the Company otherwise than in the ordinary course of business;
(b)	any change in any law, rule, regulation, interpretation of the law or administrative practice of any government, governmental department, agency or regulatory body (whether or not having the force of law) or any increase in the rates, method of calculation or scope of Taxation or any imposition of Taxation after the date of this agreement;
(c)	any voluntary winding-up or voluntary cessation after Completion of any business or trade carried on by the Company;
(d)	any claim, election, surrender or disclaimer made or omitted to be made or notice or consent given or omitted to be given by the Buyer’s Group under any Tax statute, the making or giving of which was taken into account in computing the provision for Tax in the Accounts; or
8.9.4	arises from an act, event, transaction or arrangement of the Sellers, the Optionholders or the Company prior to Completion occurring at the written request of the Buyer, the Guarantor or their advisers.
8.10	The liability of the Warrantors for any Claim or Tax Warranty Claim shall be reduced to the extent that:
8.10.1	the loss or damage is actually recovered by the Buyer or the Company under any policy of insurance;
8.10.2	the Claim is based upon a liability which is contingent only, unless and until such contingent liability becomes an actual liability or until the same is finally adjudicated;
8.10.3	there has been a corresponding saving of or credit in relation to Tax by the Buyer or the Company; or
8.10.4	any Sellers’ Relief (as defined in Schedule 5 to this agreement) is or can be set off against such liability.
8.11	The Buyer shall not be entitled to recover more than once under this agreement in respect of the same loss or liability.
8.12	If the Warrantors pay to the Buyer an amount in respect of any Claim or Tax Warranty Claim and the Buyer or the Company subsequently recovers from another person an amount in respect of the same loss or liability, the Buyer shall immediately pay to the Warrantors:
8.12.1	if the amount paid by the Warrantors in respect of any Claim or Tax Warranty Claim is more than the Sum Recovered, an amount equal to the Sum Recovered; or
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8.12.2	if the amount paid by the Warrantors in respect of any Claim or Tax Warranty Claim is less than or equal to the Sum Recovered, an amount equal to the amount paid by the Warrantors.

For the purposes of this clause 8.12, “Sum Recovered” means an amount equal to the total of the amount recovered from the other person less all costs properly incurred by the Buyer or the Company in recovering the amount from the person.

8.13	The Company shall use reasonable endeavours to preserve all documents, records, correspondence, accounts and other information whatsoever which are in the possession of the Company and which the Buyer and the Company in good faith believe or are aware is relevant to any claim or potential claim.
8.14	The Buyer shall:
8.14.1	as soon as reasonably practicable inform the Sellers’ Representative in writing of any fact, matter, event or circumstance which comes to its notice or to the notice of the Buyer’s Group where any claim is made against the Buyer or the Company which may give rise to a Claim or a Tax Warranty Claim or a claim under clause 10, or whereby it appears that the Warrantors are or may be liable to make any payment in respect of any Claim or Tax Warranty Claim or a claim under clause 10, or whereby it appears that the Buyer or the Company shall become or may become entitled to recover from some other person a sum which is referable to a payment already made by the Warrantors in respect of such a Claim (or Tax Warranty Claim) or a claim under clause 10;
8.14.2	thereafter keep the Sellers’ Representative informed of all developments in relation thereto, including with respect to any material step in proceedings or any offer of settlement of proceedings or of any Claim or Tax Warranty Claim or a claim under clause 10, provided that such obligations shall not, or are not likely to, result in any breach of confidentiality or privilege or may, in the Buyer’s reasonable opinion, result in any adverse effect on the Buyer or the Company;
8.14.3	provide the Sellers’ Representative with a right of consultation in relation to any development in proceedings contemplated by clause 8.14.2 above and to take such action as is recommended by the Sellers’ Representatives in relation to such developments to the extent reasonable in the relevant circumstances, provided that in no circumstances shall any recommendation of the Sellers’ Representative be regarded as reasonable if in the Buyer’s reasonable opinion, it would (i) have an adverse effect on the Buyer, the Company or the Business or on the reputation of the Buyer, the Guarantor or the Company, or (ii) cause a breach of any legal privilege, confidentiality obligations or contractual obligations to any third party to which the Buyer or the Company may be subject; and
8.14.4	subject to clause 8.14.2, provide all such information and copies of documentation (no matter how it is recorded or stored) and access to personnel (provided that such access is during normal business hours at the relevant person’s place of business and does not otherwise interfere with the relevant person’s ability to act in the normal course of their employment) as the Sellers’ Representative shall reasonably request in connection therewith.
8.15	If the Warrantors at any time after the date hereof wish to take out insurance against their liability hereunder, the Buyer undertakes to provide such information as the prospective insurer may reasonably require before effecting such insurance, provided that such obligations shall not, or are not likely to, result in any breach of confidentiality or privilege or
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may, in the Buyer’s reasonable opinion, result in any adverse effect on the Buyer or the Company.

8.16	Nothing in this agreement shall or shall be deemed to relieve the Buyer of any common law duty to mitigate any loss or damage incurred by it.
8.17	Nothing in this clause 8 or Schedule 5 applies to exclude or limit the liability of any Warrantor to the extent that a Claim, a Tax Warranty Claim or a Tax Covenant Claim arises or is delayed as a result of dishonesty, fraud, wilful misconduct or wilful concealment by that Warrantor.
8.18	Nothing in this clause 8 (save for clauses 8.2 to 8.4) applies to a Claim in respect of any of the Title Warranties.
8.19	Nothing in this clause 8 applies to a Tax Covenant Claim, except as expressly provided.
8.20	The Buyer hereby acknowledges and agrees that where the Warrantors shall have a liability to pay an amount to the Buyer pursuant to a breach of Warranty, Tax Warranty or under the Tax Covenant or under clause 10, it shall first have recourse only against the amount held in the Escrow Account and, subject to the other limitations in this clause 8, shall only seek payment from the Warrantors to the extent there are insufficient funds in the Escrow Account to meet the Warrantors’ liabilities or if the provisions of the Escrow Agreement are not complied with by the Warrantors.
8.21	The Buyer hereby acknowledges and agrees that if it has any Claim under the Warranty set out in paragraph 5.1 of Schedule 4 which could also be brought under another Warranty in Schedule 4 (disregarding any limitations such as awareness or materiality in such other warranty), those limitations on liability shall also be deemed to apply to any such Claim brought by the Buyer under the Warranty set out in paragraph 5.1 of Schedule 4.
9.	TAX COVENANT

The provisions of Schedule 5 shall apply in this agreement in relation to Taxation.

10.	UNDERTAKINGS
10.1	Subject to clause 8, the Material Sellers and Material Optionholders undertake (severally and only in respect of the Sale Shares and Option Shares held by them in respect of clause 10.1.1) to reimburse the Buyer and the Company on a pound for pound basis for all losses or liabilities (including, without limitation, any direct losses, damages, claims, demands, proceedings, reasonable costs and expenses, penalties, reasonably and properly incurred legal and other professional fees and costs) which may be suffered or incurred by any of them and which arise directly in connection with:
10.1.1	any breach of the Title Warranties in respect of themselves or the Sale Shares or Option Shares set out opposite their respective names in Parts 1 and 3 of Schedule 1 prior to the expiry of the period of two years commencing on the Completion Date;
10.1.2	the Company’s failure to process any personal data obtained in the ordinary course of business in accordance with any relevant provisions of the Data Protection Legislation;
10.1.3	any breach prior to Completion of the licence terms applicable to any open source software used in relation to the Business prior to Completion (“Business OS Software Terms”);
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10.1.4	any breach after Completion of the Business OS Software Terms, which is due to the Company continuing to act after Completion in the same way as the Company acted prior to Completion in relation to the Business OS Software Terms; and
10.1.5	the Company taking steps to achieve compliance with the Business OS Software Terms after Completion due to the Company’s non-compliance prior to Completion.
10.2	Any payment made in respect of a claim under this clause 10 shall include:
10.2.1	an amount in respect of all properly incurred costs and expenses incurred by the Buyer or the Company in relation to bringing of the claim; and
10.2.2	any amount necessary to ensure that, after any Taxation of the payment, the Buyer is left with the same amount it would have had if the payment was not subject to Taxation.
11.	Guarantee OF BUYER’s OBLIGATIONS
11.1	The Guarantor unconditionally and irrevocably:-
11.1.1	guarantees to the Material Sellers and Material Optionholders to discharge within five (5) Business Days of written demand from the Sellers’ Representative the due, punctual and complete payment of all sums payable by, the discharge of all liabilities of, and the performance and observance of all obligations of the Buyer hereunder (such payment obligations, liabilities and obligations being referred to as the “Obligations”); and
11.1.2	agrees that any item or amount claimed by the Material Sellers and Material Optionholders to be included in the Obligations being an obligation to pay money which is not recoverable from the Guarantor under this agreement on the basis of a guarantee shall nevertheless be recoverable from the Guarantor as principal debtor by way of indemnity and the Guarantor agrees to discharge that liability within five (5) Business Days of written demand from the Sellers’ Representative on the Buyer or the Guarantor.
11.2	Subject to clause 11.1.2, the Material Sellers and Material Optionholders need not make demand or proceed against the Buyer before making demand upon the Guarantor in respect of the Obligations or any of them.
11.3	This guarantee and indemnity is a continuing security and shall remain in full force and effect until all of the Obligations have been discharged and performed in full.
11.4	The Obligations of the Guarantor hereunder shall not be affected by any act, omission, matter or thing whatsoever which but for this provision might affect such Obligations or operate to release or otherwise exonerate the Guarantor therefrom and accordingly (without prejudice to the generality of the foregoing) the Material Sellers and Material Optionholders may without the Guarantor’s consent and without releasing or reducing the Guarantor’s liability to the Material Sellers and Material Optionholders under this agreement:-
11.4.1	allow the Buyer or any other person any time or indulgence; or
11.4.2	enter into, renew, vary or end any agreement or arrangement with or liability of the Buyer or any other person; or
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11.4.3	refrain from enforcing any rights under this agreement against the Buyer or any right, guarantee, remedy or security from or against the Buyer or any other person.
11.5	Until all claims of the Material Sellers and Material Optionholders in respect of the Obligations which are payment obligations have been discharged in full the Guarantor shall not be entitled to participate in any money received by the Material Sellers and Material Optionholders in respect of the Buyer’s Obligations nor shall the Guarantor in competition with or in priority to the Material Sellers and Material Optionholders make any claim against the Buyer in respect of non-performance of the Obligations or make any claim in the bankruptcy or liquidation or administration of the Buyer that does not acknowledge such claims of the Material Sellers or Material Optionholders as a priority claim.
11.6	This Guarantee is in addition to any other guarantee or security present or future held by the Material Sellers and Material Optionholders in respect of the Obligations or any of them and shall not merge with or prejudice such other guarantee or security or any contractual or legal rights of the Material Sellers or Material Optionholders nor shall this guarantee and indemnity be affected by any other guarantee or security held by the Material Sellers or Material Optionholders or any intended guarantee or security in respect of any of the Obligations being void or unenforceable or not being completed or perfected.
11.7	If any sum payable by the Guarantor under this guarantee and indemnity is subject to any Taxation then such further amount shall be paid to the Sellers and Optionholders so as to ensure that the net amount resulting is equal to the amount due under clause 11.1.
11.8	The Guarantor shall remain liable under this agreement notwithstanding any settlement between the Buyer and the Material Sellers and Material Optionholders or any release given by the Material Sellers and Material Optionholders to the Guarantor or the Buyer until any security given or payment made to the Material Sellers or Material Optionholders by the Buyer or any other person cannot be avoided or reduced under the law relating to insolvency or liquidation from time to time in force.
12.	Confidentiality and announcements
12.1	Each of the Material Sellers and Material Optionholders undertakes to each of the Buyer, the Guarantor and the Company that it shall:
12.1.1	keep confidential the terms of this agreement and all trade secrets and confidential information that it has acquired about the Company or any member of the Buyer’s Group; and
12.1.2	not make any use of such information, other than for the purposes contemplated by this agreement.
12.2	The Buyer and the Guarantor undertake to each of the Material Sellers and Material Optionholders to keep confidential the terms of this agreement and all confidential information and trade secrets that it has acquired about that Material Seller or Material Optionholder and to use such information only for the purposes contemplated by this agreement and the Business.
12.3	Nothing in this agreement shall be construed as imposing on the Buyer or the Guarantor an obligation to keep confidential, or restrict its use after Completion, of any information relating to the Company.
12.4	Notwithstanding any other provision of this agreement, no party shall be obliged to keep confidential or to restrict its use of any information that:
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12.4.1	is or becomes public knowledge other than as a direct or indirect result of the information being disclosed in breach of this agreement; or
12.4.2	is received by a party on a non-confidential basis from a person who is not connected with the party to whom the information relates and who is not under an obligation of confidence in respect of that information, or is otherwise prohibited from disclosing the information.
12.5	Any party may disclose any information that it is otherwise required to keep confidential under this clause 12:
12.5.1	to such of its professional advisers, consultants, employees or officers (or those of its Group) as are reasonably necessary to advise on this agreement, or to facilitate the Transaction, provided that the disclosing party procures that each person to whom the information is disclosed keeps it confidential as if they were that party; or
12.5.2	in the case of the Buyer and the Guarantor only, to a proposed transferee of the Sale Shares or the Option Shares for the purpose of enabling the proposed transferee to evaluate the proposed transfer;
12.5.3	in the case of the Buyer and the Guarantor only, to its funders, potential investors and their respective advisers, employees, officers, representatives or consultants;
12.5.4	with the prior consent in writing of all the other parties;
12.5.5	to the extent that the disclosure is required:
(a)	by the laws of any jurisdiction to which the disclosing party is subject; or
(b)	by an order of any court of competent jurisdiction, or any regulatory, judicial, governmental or similar body, or any Taxation Authority or securities exchange of competent jurisdiction; or
(c)	to make any filing with, or obtain any authorisation from, a regulatory, governmental or similar body, or any Taxation Authority or securities exchange of competent jurisdictions,

but in any of the circumstances contemplated in paragraphs (a) to (c), the disclosing party shall use reasonable endeavours to consult the other parties and to take into account any reasonable requests they may have in relation to the disclosure before making it.

12.6	Save as otherwise expressly provided in this agreement, or agreed in writing by the Guarantor and the Sellers’ Representative, no party shall issue any press release or make any other public announcement relating to this agreement or the Transaction.
12.7	The Buyer may at any time after Completion announce its acquisition of the Sale Shares and Option Shares to any employees, clients, customers or suppliers of the Company or any other member of the Buyer’s Group.
13.	Further assurance

The Buyer and each of the Material Sellers and Material Optionholders shall (at their own respective expense) promptly execute and deliver such documents, perform such acts and do such things as the other party may reasonably require and take such other action as may

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reasonably be necessary following Completion for the purpose of giving full effect to this agreement. In particular and without limiting the generality of the foregoing, the Material Sellers and the Material Optionholders shall use all reasonable endeavours to procure the transfer of the Minority Option Shares to the Buyer that may be issued prior to or at Completion.

14.	Assignment
14.1	Subject to the provisions of clause 14.2, this agreement is personal to the parties and no party shall assign, transfer, mortgage, charge, declare a trust of, or deal in any other manner with any or all of its rights and obligations under this agreement (or any other document referred to in it).
14.2	The Buyer may assign its rights (but not its obligations) under this agreement (or any document referred to in this agreement) to another member of its Group which has acquired all of the Sale Shares and the Option Shares, provided that should such assignee cease to be a member of the Buyer’s Group, prior to such cessation, the Buyer shall procure that such assignee assigns the benefit of this agreement back to the Buyer or to another member of the Buyer’s Group and provided also that the liability of the Sellers and Optionholders to any such assignee shall not be greater than their liability to the Buyer if that assignment had not occurred.
14.3	If there is an assignment of the Buyer’s rights in accordance with clause 14.2:
14.3.1	the Material Sellers and Material Optionholders may discharge their obligations under this agreement to the Buyer until it receives notice of the assignment; and
14.3.2	the assignee may enforce this agreement as if it were named in this agreement as the Buyer, but the Buyer shall remain liable for any obligations under this agreement.
15.	Sellers’ representative
15.1	Each of the Material Sellers and Material Optionholders irrevocably appoints the Sellers’ Representative to act as its agent under this agreement and any documents referred to in it and irrevocably authorises the Sellers’ Representative on its behalf to perform any acts and to exercise any rights and powers which they may have under or in connection with this agreement and any document referred to in it in any manner as the Sellers’ Representative may, in their absolute discretion, see fit and to accept service of any documents on their behalf.
15.2	Where this agreement or any document referred to in it refers to or allows any actions, consents or other decisions of the Material Sellers or Material Optionholders or any of them to be taken, such action, consent or other decision shall be deemed to have been validly and effectively performed, given or taken by each of them if it is taken by or approved (in the appropriate manner or form and to any extent) by the Sellers’ Representative.
15.3	Each of the Material Sellers and Material Optionholders waives any claim it may have against the Sellers’ Representative for acting in accordance with clause 15.2.
16.	Entire agreement
16.1	This agreement, and any documents referred to in it, constitutes the entire agreement between the parties and supersedes and extinguishes all previous discussions, correspondence, negotiations, drafts, agreements, arrangements and understandings between them, whether written or oral, relating to its subject matter.
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16.2	Each party acknowledges that, in entering into this agreement and any documents referred to in it, does not rely on, and shall have no remedy in respect of, any statement representation, assurance or warranty (whether of fact or of law and whether made innocently or negligently) of any person other than as expressly set out in this agreement or those documents.
16.3	Nothing in this clause 16 operates to limit or exclude any liability for fraud.
17.	Variation and waiver
17.1	No variation of this agreement shall be effective unless it is in writing and signed by the Buyer and a member of the Sellers’ Representative.
17.2	A waiver of any right or remedy under this agreement is only effective if it is given in writing and is signed by the person waiving such right or remedy. Any such waiver shall apply only to the circumstances for which it is given and shall not be deemed a waiver of any subsequent breach or default.
17.3	A party that waives a right in relation to one party, or fails to take any action against that party, does not affect its rights in relation to any other party.
17.4	A failure or delay by any person to exercise any right or remedy provided under this agreement or by law shall not constitute a waiver of that or any other right or remedy, nor shall it preclude or restrict any further exercise of that or any other right or remedy.
17.5	No single or partial exercise of any right or remedy provided under this agreement or by law shall preclude or restrict the further exercise of that or any other right or remedy.
18.	Costs
18.1	Except as expressly provided in this agreement, each party shall pay its own costs and expenses incurred in connection with the negotiation, preparation and execution of this agreement (and any documents referred to in it).
18.2	The parties agree that the Company will not bear any costs and expenses of any of the Sellers, Optionholders or the Buyer incurred in connection with the matters contemplated pursuant to clause 18.1 above.
19.	Notice
19.1	A notice given to a party under this agreement:
19.1.1	shall be in writing and in English;
19.1.2	shall be sent to the relevant party for the attention of the contact and to the address or fax number specified in clause 19.2, or such other address, fax number or person as that party may notify to the other in accordance with the provisions of this clause 19; and
19.1.3	shall be:
(a)	delivered by hand; or
(b)	sent by fax; or
(c)	sent by pre-paid first class post, recorded delivery or special delivery; or
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(d)	sent by airmail (if the notice is to be served by post to an address outside the country from which it is sent).
19.2	The addresses and fax numbers for service of notices are:
19.2.1	Sellers’ Representative (on behalf of the Material Sellers and Material Optionholders)
(a) address:	The Bothy Station Road Pendley Tring Herts HP23 5QY
(b) for the attention of:	Godfrey Wilson
(c) fax number:	01442 828182

with a copy to:

Memery Crystal LLP
44 Southampton Buildings
London WC2A 1AP

Attention: Nick Alfille/Lesley Gregory

19.2.2	the Buyer or the Guarantor
(a) address:	8x8, Inc. 2125 O’Nel Drive San Jose CA 95131
(b) for the attention of:	Chief Financial Officer
(c) fax number:	+1 408 980 0432

with a copy to:

Bingham McCutchen (London) LLP
41 Lothbury
London EC2R 7HF

Attention: Vance Chapman/Tony Barnes

Fax: 020 7661 5400

19.2.3	the Company
(a) address:	Voicenet Solutions Limited Oxford House Bell Business Park 2 Smeaton Close Aylesbury Buckinghamshire HP19 8JR
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(b) for the attention of:	The Board of Directors
(c) fax number:	0870 622 0666
19.3	A party may change its details for service of notices as specified in clause 19.2 by giving notice in writing to the other party. Any change notified pursuant to this clause shall take effect at 9.00 am on the later of:
19.3.1	the date (if any) specified in the notice as the effective date for the change; or
19.3.2	five Business Days after deemed receipt of the notice of change.
19.4	A notice is deemed to have been received (provided that all other requirements in this clause have been satisfied):
19.4.1	if delivered by hand, at the time of delivery; or
19.4.2	if sent by fax, at the time of transmission; or
19.4.3	if sent by pre-paid first class post, recorded delivery or special delivery to an address in the UK, two Business Days after posting; or
19.4.4	if sent by airmail to an address outside the country from which it is sent, five Business Days from the date of posting; or
19.4.5	if deemed receipt under the previous paragraphs of this clause 19.4 is not within business hours (meaning 9.00 am to 5.30 pm Monday to Friday on a day that is not a public holiday in the place of receipt), when business next starts in the place of deemed receipt. For the purposes of this clause, all references to time are to local time in the place of deemed receipt.
19.5	To prove service, it is sufficient to prove that:
19.5.1	if delivered by hand, the notice was delivered to the correct address; or
19.5.2	if sent by fax, a transmission report was received confirming that the notice was successfully transmitted to the correct fax number; or
19.5.3	if sent by post or by airmail, the envelope containing the notice was properly addressed, paid for and posted.
20.	Severance
20.1	If any court or competent authority finds that any provision of this agreement (or part of any provision) is void, invalid, illegal or unenforceable, that provision (or part-provision) shall, to the extent required, be deemed to be deleted, and the validity and enforceability of the other provisions of this agreement (and, as the case may be, the remainder of the relevant provision) shall not be affected.
20.2	If any void, invalid, unenforceable or illegal provision of this agreement would be valid, enforceable and legal if some part of it were deleted, the provision shall apply with the minimum deletion necessary to make it legal, valid and enforceable.
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21.	Agreement survives Completion
21.1	This agreement (other than obligations that have already been fully performed) remains in full force after Completion.
22.	Third party rights
22.1	Except as expressly provided otherwise in this agreement, a person who is not a party to this agreement shall not have any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this agreement.
22.2	The rights of the parties to terminate, rescind or agree any variation, waiver or settlement under this agreement are not subject to the consent of any other person.
23.	Successors

This agreement (and the documents referred to in it) are made for the benefit of the parties and their successors and permitted assigns, and the rights and obligations of the parties under this agreement shall continue for the benefit of, and shall be binding on, their respective successors and permitted assigns.

24.	Counterparts
24.1	This agreement may be executed in any number of counterparts, each of which when executed shall constitute a duplicate original, but all the counterparts shall together constitute one agreement.
25.	Governing law and jurisdiction
25.1	This agreement and any dispute or claim arising out of or in connection with its subject matter or formation (including any non-contractual disputes or claims) shall be governed by and construed in accordance with the law of England and Wales.
25.2	The parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this agreement or its subject matter or formation (including non-contractual disputes and claims).
25.3	The Guarantor hereby irrevocably appoints the Buyer as its agent to accept service of process in England and Wales in any legal action or proceedings arising out of this agreement, service upon whom shall be deemed completed whether or not forwarded to the Guarantor.
25.4	Each of the Material Sellers and Material Optionholders who do not have a residential address in England and Wales hereby irrevocably appoint the Sellers’ Representative as their agent to accept service of process in England and Wales in any legal action or proceedings arising out of this agreement, service upon whom shall be deemed completed whether or no forwarded to the relevant Material Seller or Material Optionholder.

This agreement has been entered into on the date stated at the beginning of it.

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SCHEDULE 1 (Omitted)

31

SCHEDULE 2 (Omitted)

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SCHEDULE 3

Completion

Part 1. General obligations on Material Sellers and Material Optionholders

1.	At Completion, the Material Sellers and Material Optionholders shall deliver, or cause to be delivered, to the Buyer the following documents and evidence:
(a)	Declarations of Trust, in an agreed form, given by each of the Material Sellers and Material Optionholders in favour of the Buyer;
(b)	transfers of the Material Sale Shares and Material Option Shares, in agreed form, executed in each case by the registered holder in favour of the Buyer, together with evidence of the exercise of all of the Material Options and the valid issuance by the Company of the Material Option Shares;
(c)	the share certificates for the Material Sale Shares and Material Option Shares in the name of the registered holder or an indemnity, in agreed form, for any lost certificates;
(d)	any waivers, consents or other documents required to enable the Buyer to be registered as the holder of the Material Sale Shares and Material Option Shares, in each case in agreed form;
(e)	a duly certified copy of any power of attorney under which any document to be delivered to the Buyer under this paragraph 1 has been executed;
(f)	in relation to the Company, the statutory registers and minute books (duly written up to the time of Completion), certificate of incorporation and any certificates of incorporation on change of name;
(g)	the written resignations, executed as a deed and in the agreed form, of the directors and officers of the Company;
(h)	signed minutes in a form reasonably satisfactory to the Buyer of the board meeting required to be held pursuant to Part 2 of this Schedule 3;
(i)	in relation to the Company:
(i)	statements from each bank at which it has an account, giving the balance of each account at the close of business on the last Business Day before Completion;
(ii)	all cheque books in current use and written confirmation that no cheques have been written since the statements delivered above were prepared;
(iii)	details of its cash book balances; and
(iv)	reconciliation statements reconciling the cash book balances and the cheque books with the bank statements delivered above;
(j)	a release, in a form reasonably satisfactory to the Buyer, of all and any claims that the Sellers or Optionholders have or may have against the Company, duly executed as a deed by the relevant Seller, save in respect of any unpaid salary, fees, commissions or bonuses due at Completion;
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(k)	a waiver and release, in a form reasonably satisfactory to the Buyer, from Southwind Limited addressed to the Company confirming the waiver of its right to exercise any options granted to it by the Company and the release of the Company from all of its obligations in relation to any such options;
(l)	a deed of termination in respect of the Investment Agreement entered into between each of the parties to the Investment Agreement;
(m)	the Disclosure Letter, duly executed by the Company and each of the Sellers and Optionholders;
(n)	the Minority SPAs, duly executed by the Minority Sellers or Minority Optionholders (as applicable), together with the associated Declarations of Trust and share transfer documentation;
(o)	the Escrow Agreement, duly executed by each of the Sellers and the Optionholders; and
(p)	documentation, in a form reasonably satisfactory to the Buyer, duly executed by Southwind Limited, to effect the release of any security relating to the Discounted Capital Bond and confirming receipt of the payment of all amounts owing under the Discounted Capital Bond.
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Part 2. Matters for the board meetings at Completion

1. Completion board meetings

The Sellers and the Optionholders shall cause a board meeting of the Company to be held at Completion at which the following matters shall take place:

(a)	the approval of the registration of the transfer of the Sale Shares and the Option Shares, subject only to the transfers being stamped at the cost of the Buyer;
(b)	acceptance of the resignations of the directors of the Company referred to in paragraph 1(g) of Part 1 of this Schedule 3; and
(c)	approval of the appointment of each of Vikram Verma, Bryan R. Martin and Daniel Weirich as directors and officers of the Company, such appointments to take effect at completion of the board meeting.

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Part 3. General obligations on Buyer

1.	At Completion, the Buyer shall deliver, or cause to be delivered, to the Sellers and Optionholders the following:
(a)	a release of the personal guarantees given by Mark Rodel-Duffy and Gary Pryor in respect of the Company’s overdraft facility with Royal Bank of Scotland plc;
(b)	the Disclosure Letter, duly executed by the Buyer;
(c)	the Minority SPAs, duly executed by the Buyer; and
(d)	the Escrow Agreement, duly executed by the Buyer.
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SCHEDULE 4

Warranties

1.	Power to sell the company
1.1	Each Warrantor confirms that he has taken all necessary actions and has all requisite power and authority to enter into and perform his obligations under this agreement in accordance with its terms and the other documents referred to in it.
1.2	Each Warrantor confirms that this agreement and the other documents referred to in it constitute (or shall constitute when executed) valid, legal and binding obligations on him, her or it in accordance with the terms of the agreement and such other documents.
1.3	The execution and delivery by each of the Warrantors of this agreement and the documents referred to in it and compliance with their respective terms shall not breach or constitute a default under any of the following:
1.3.1	any agreement or instrument to which he, she or it is a party or by which any of them is bound; or
1.3.2	any order, judgment, decree or other restriction applicable to him, her or it.
2.	Shares in the company
2.1	The Sale Shares and Option Shares constitute, so far as the Warrantors are aware, the whole of the allotted and issued share capital of the Company and the Sale Shares are fully paid up and the Option Shares will, subject to the Buyer fulfilling its obligations under clause 4 of this agreement, at Completion, be fully paid up.
2.2	Each Seller is the legal and beneficial owner of the Sale Shares and each Optionholder is the legal and beneficial owner of the Option Shares set out against their respective names in the relevant Parts of Schedule 1. Each Seller and Optionholder is, or will at Completion be, entitled to transfer, or is able to procure the transfer of, the legal and beneficial title to the Sale Shares and Option Shares (as applicable) as set out against his, her or its name in Schedule 1 to the Buyer free from all Encumbrances without the consent of any other person.
2.3	Except pursuant to the Options and the issue of the Option Shares, no right has been granted to any person to require the Company to transfer, create, issue or allot any share capital and no Encumbrance has been created in favour of any person affecting any unissued shares or debentures or other unissued securities of the Company.
2.4	Each Warrantor confirms that no commitment has been given to create an Encumbrance affecting the Sale Shares or the Option Shares (or any unissued shares or other unissued securities of the Company) set out against his, her or its name in Schedule 1 and no person has claimed any rights in connection with any of those things.
2.5	The Company:
2.5.1	does not hold or beneficially own, or has not agreed to acquire, any securities of any corporation; or
2.5.2	is not or has not agreed to become a member of any partnership or other unincorporated association, joint venture or consortium (other than recognised trade associations); or
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2.5.3	has not at any time prior to the date of this agreement, outside its country of incorporation, any branch or permanent establishment.
2.6	The Company has not at any time since 1 January 2011:
2.6.1	purchased, redeemed, reduced, forfeited or repaid any of its own share capital; or
2.6.2	given any financial assistance in contravention of any Applicable Law or regulation; or
2.6.3	allotted or issued any securities that are convertible into securities of the Company.
2.7	All dividends or distributions declared, made or paid by the Company have been declared, made or paid in accordance with its Articles, all Applicable Laws and regulations and any agreements or arrangements made with any third party regulating the payment of dividends and distributions.
2.8	The Options Amount constitutes the entire aggregate exercise price of all of the Options.
2.9	The Options Withholding Amount constitutes the entire aggregate amount of Tax (including for the avoidance of doubt NICs) payable by the Company in connection with the exercise of the Options.
3.	Constitutional and corporate documents
3.1	The copies of the Articles of the Company Disclosed to the Buyer or its advisers (i) are true, accurate and complete in all respects, (ii) have attached to them copies of all the resolutions and agreements required to be annexed to or incorporated in those documents by the Companies Act 2006 are annexed or incorporated to them, and (iii) fully set out all rights and restrictions attaching to the Ordinary Shares.
3.2	All statutory books and registers of the Company have been properly kept, are written up to date and no notice or allegation that any of them is incorrect or should be rectified has been received.
3.3	All returns, particulars, resolutions and other documents which the Company is required by the Companies Act 2006 to file with or deliver to the Registrar of Companies in England and Wales have been correctly made up and filed or, as the case may be, delivered.
4.	Information
4.1	The particulars relating to the Company set out in Schedule 2 of this agreement are true and accurate and not misleading at the date of this agreement.
5.	Compliance with laws
5.1	So far as the Warrantors are aware, the Company has at all times conducted its business in accordance with all Applicable Laws in the United Kingdom.
5.2	The Company has at all times complied with the requirements of the Communications Act 2003 and all codes, conditions and guidance issued under it and has implemented and maintains all procedures required under that Act including, without limitation, those in relation to emergency call services, billing disclosures, protection of customer information, portability of numbers and contract terms.
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5.3	So far as the Warrantors are aware without making enquiry, neither the Company, nor any person for whose acts or defaults the Company may be vicariously liable, nor any associated person of the Company (as defined in section 8 of the Bribery Act 2010) has:
5.3.1	induced a person to enter into an agreement or arrangement with the Company by means of an unlawful or immoral payment, contribution, gift or other inducement;
5.3.2	offered or made an unlawful or immoral payment, contribution, gift or other inducement to a government official or employee;
5.3.3	engaged in any activity, practice or conduct which would constitute an offence under the Bribery Act 2010; or
5.3.4	directly or indirectly made an unlawful contribution to a political activity.
6.	Licences and consents
6.1	So far as the Warrantors are aware, the Company has all licences (other than in respect of Intellectual Property Rights which are dealt with in paragraph 20 of this Schedule 4), consents, permits and authorities necessary to carry on its business in the places and in the manner in which the Business is now carried on, all of which are valid and subsisting.
6.2	So far as the Warrantors are aware, there is no reason, including as a result of the sale of the Sale Shares, why any of those licences, consents, permits and authorities in paragraph 6.1 above should be suspended, cancelled, revoked (in whole or in part), or not renewed on the same terms.
6.3	None of the Relevant Contracts (as defined in paragraph 13.1 below) contains any Change of Control provisions which could be triggered upon the Change of Control of ownership of the Company as contemplated by this agreement.
7.	Insurance
7.1	The insurance policies maintained by or on behalf of the Company are included in the Data Room.
7.2	There are no material outstanding claims under, or in respect of the validity of, any of those policies and so far as the Warrantors are aware, there are no circumstances likely to give rise to any claim under any of those policies.
7.3	All the insurance policies are in full force and effect, are not void and, so far as the Warrantors are aware, nothing has been done or not done which could make any of them void.
8.	Power of attorney
8.1	There are no powers of attorney granted by the Company which are currently in force, save for those which have been Disclosed.
8.2	No person, as agent or otherwise, is entitled or authorised to bind or commit the Company to any obligation not in the ordinary course of the Company’s business.
8.3	The Disclosure Letter sets out details of all persons (other than Directors or employees who have implied or ostensible authority to bind the Company in the normal course of their duties) who have authority to bind the Company in the ordinary course of business.
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9.	Disputes and investigations
9.1	Neither the Company nor, so far as the Warrantors are aware, any person for whom the Company is vicariously liable:
9.1.1	is engaged in any litigation, administrative, mediation or arbitration proceedings or other proceedings or hearings before any statutory or governmental body, department, board or agency (except for debt collection in the normal course of business); or
9.1.2	is the subject of any inquiry or enforcement proceedings by any governmental, administrative or regulatory body and, so far as the Warrantors are aware, no such proceedings are pending or threatened.
9.2	No director of the Company is, so far as the Warrantors are aware, to the extent that it relates to the Business, engaged in or subject to any of the matters mentioned in paragraph 9.1 above.
9.3	No such proceedings, investigation or inquiry as are mentioned in paragraphs 9.1 or 9.2 above have been threatened or, so far as the Warrantors are aware, are pending and, so far as the Warrantors are aware, there are no circumstances likely to give rise to any such proceedings.
9.4	The Company is not affected by any existing or, so far as the Warrantors are aware, pending judgments or rulings and has not given any undertakings arising from legal proceedings to a court, governmental agency, regulator or third party.
10.	Defective products and services
10.1	Neither the Company nor, so far as the Warrantors are aware, any third party sales representative or distributor acting on behalf of the Company has manufactured, sold, promoted or marketed any products which were, at the time they were manufactured, sold, promoted or marketed, faulty or defective or did not comply in all material respects with:
10.1.1	any warranties or representations expressly made or implied by or on behalf of the Company; or
10.1.2	all laws and regulations applicable in the United Kingdom to the relevant products.
10.2	The Company has not received notification of any legal proceedings nor, so far as the Warrantors are aware, are any such proceedings pending or threatened against the Company in which it is claimed that any products manufactured, sold, promoted or marketed by the Company or on behalf of the Company are defective, not appropriate for their intended use or have caused bodily injury or material damage to any person or property when applied or used as intended.
10.3	The Company has not received notification of any legal proceedings and, so far as the Warrantors are aware, there are no outstanding liabilities or claims pending or threatened against the Company in respect of any services supplied by the Company or any third party representative or distributor of the Company for which the Company is liable and no dispute exists between the Company and any of their respective customers or clients.
11.	Customers and suppliers
11.1	Since the Accounts Date, the Business has not been materially affected in an adverse manner as a result of any one or more of the following things happening to the Company:
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11.1.1	the loss of any of its material customers or suppliers (being a customer or supplier who provides 5% or more of the Company’s custom or supplies); or
11.1.2	the receipt of any written notice in relation to the cancellation or non-renewal of any contracts by a customer or a supplier which may be material to the Business; or
11.1.3	a material reduction in trade with its customers taken as a whole or in the extent to which it is supplied by any of its suppliers; or
11.1.4	a material change in the terms on which it trades with or is supplied by any of its customers or suppliers.
11.2	So far as the Warrantors are aware, no one or more of the things mentioned in paragraph 11.1 above is likely to happen to the extent that the Business will be materially affected in an adverse manner.
11.3	Nothing in this paragraph 11 shall be construed as imposing on the Sellers any obligation to make any enquiry of any customer, client or supplier concerning the subject matter of this warranty.
12.	Competition
12.1	The definition in this paragraph applies in this agreement.

Competition Law: the national and directly effective legislation of any jurisdiction which governs the conduct of companies or individuals in relation to restrictive or other anti-competitive agreements or practices (including, but not limited to, cartels, pricing, resale pricing, market sharing, bid rigging, terms of trading, purchase or supply and joint ventures), dominant or monopoly market positions (whether held individually or collectively) and the control of acquisitions or mergers.

12.2	The Company is not engaged in any agreement, arrangement, practice or conduct which amounts to an infringement of the Competition Act 1998 and, so far as the Warrantors are aware, no Director is engaged in any activity which would be an offence or infringement under such act.
12.3	The Company has not received notification that it is the subject of any investigation, inquiry or proceedings by any relevant government body, agency or authority in connection with any actual or alleged infringement of the Competition Law of any jurisdiction in which the Company conducts business.
12.4	So far as the Warrantors are aware, no such investigation, inquiry or proceedings as mentioned in paragraph 12.3 of Schedule 4 above have been threatened or are pending.
12.5	So far as the Warrantors are aware, the Company is not affected by any existing or pending decisions, judgments, orders or rulings of any relevant government body, agency or authority responsible for enforcing the Competition Law of any jurisdiction and the Company has not given any undertakings or commitments to such bodies which affect the conduct of the Business.
12.6	The Company is not in receipt of any payment, guarantee, financial assistance or other aid from the government or any state body which was not, but should have been, notified to the European Commission under Article 88 of the EC Treaty or Article 108 of the Treaty on the Functioning of the European Union for decision declaring such aid to be compatible with the internal market.
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13.	Contracts
13.1	The definition in this paragraph applies in this agreement:

“Relevant Contract” means an agreement to which the Company is a party or is bound by and which is listed in the list of Relevant Contracts attached to the Disclosure Letter.

13.2	Except for the agreements Disclosed, the Company is not a party to or subject to any agreement which:
13.2.1	is not in the ordinary and usual course of business of the Company as now carried on; or
13.2.2	restricts the freedom of the Company to carry on the whole or any material part of the Business in any part of the world in such manner as it thinks fit; or
13.2.3	involves the Company entering into a partnership, joint venture, consortium or joint development or similar arrangement; or
13.2.4	is incapable of complete performance in accordance with its terms within six months after the date on which it was entered into; or
13.2.5	cannot be readily fulfilled or performed by the Company on time and without undue or unusual expenditure of money and effort; or
13.2.6	involves or is likely to involve an aggregate consideration payable by or to the Company in excess of £25,000; or
13.2.7	is for the supply of goods and/or services by or to the Company on terms under which retrospective or future discounts, price reductions or other financial incentives are given; or
13.2.8	is a finance lease, hire purchase, rental or credit sale agreement or which otherwise provides for the purchase or right to purchase any asset by installment payments; or
13.2.9	is not on arm’s length terms.
13.3	Each Relevant Contract is in full force and effect and binding on the parties to it. The Company has not materially defaulted under or breached a Relevant Contract and:
13.3.1	so far as the Warrantors are aware, no other party to a Relevant Contract has defaulted under or breached such a contract; and
13.3.2	no such default or breach by the Company or any other party, so far as the Warrantors are aware, has been notified to the Company.
13.4	No notice of termination of a Relevant Contract has been received or served by the Company and, so far as the Warrantors are aware, there are no grounds for determination, rescission, avoidance, repudiation or a material change in the terms of any such contract.
13.5	The Company has not amended or prematurely terminated, or waived any material right or remedy under, any Relevant Contract within the last two years.
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14.	Transactions with Sellers
14.1	There are no outstanding indebtedness or other liabilities (actual or contingent) and, save for employment or consultancy contracts, no outstanding contract, commitment or arrangement between the Company and any of the following:
14.1.1	any of the Sellers or Optionholders or any person Connected with any of the Sellers or Optionholders; or
14.1.2	any Director of the Company or any person Connected with such a Director.
14.2	None of the Sellers, Optionholders nor any person Connected with any of the Sellers or Optionholders, is entitled to a claim of any nature (save for salary or fees in the ordinary course) against the Company or has assigned to any person the benefit of a claim against the Company to which the Sellers or a person Connected with the Sellers would otherwise be entitled.
14.3	The Company has not written off as uncollectible, or established any extraordinary reserve with respect to, any account receivable or other indebtedness other than as reflected in the Accounts or Management Accounts, or for periods subsequent to the Accounts Date, amounts individually or in the aggregate in excess of GBP10,000, in the books and records of the Company.
14.4	The Company has not accelerated any accounts receivable, granted any early payment discount or taken any other action the primary goal of which is to increase the Company’s cash amounts or decrease or defer any outstanding debt.
15.	Finance and guarantees
15.1	Particulars of all money borrowed by the Company, which is still owing to the Company, (including full particulars of the terms on which such money has been borrowed) and other indebtedness of a finance nature of the Company have been Disclosed.
15.2	No guarantee, mortgage, charge, pledge, lien, assignment or other security agreement or arrangement has been given by or entered into by the Company or any third party in respect of borrowings or other obligations of the Company outstanding on the date of this agreement.
15.3	The total amount borrowed by the Company does not exceed any limitations on the borrowing powers contained:
15.3.1	in the Articles of the Company; or
15.3.2	in any debenture or other deed or document binding on the Company.
15.4	The Company has no outstanding loan capital, or has not lent any money that has not been repaid, and there are no debts owing to the Company other than debts that have arisen in the normal course of business.
15.5	The Company has not:
15.5.1	factored any of its debts or discounted any of its debts or engaged in financing of a type which would not need to be shown or reflected in the Accounts; or
15.5.2	waived any right of set-off it may have against any third party.
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15.6	No indebtedness of the Company is due and payable and no security over any of the assets of the Company is now enforceable, whether by virtue of the stated maturity date of the indebtedness having been reached or otherwise. The Company has not received any notice whose terms have not been fully complied with and/or carried out from any creditor requiring any payment to be made and/or intimating the enforcement of any security which it may hold over the assets of the Company.
15.7	The Company has not given or entered into any guarantee, mortgage, charge, pledge, lien, assignment or other security agreement or arrangement or is responsible for the indebtedness, or for the default in the performance of any obligation, of any other person.
15.8	Particulars of the balances of all the bank accounts of the Company, showing the position as at the day immediately preceding the date of this agreement, have been Disclosed and the Company has no other bank accounts. Since those particulars were given, there have been no payments out of those accounts other than routine payments in the ordinary course of business.
15.9	A Change of Control of the Company will not result in:
15.9.1	the termination of or material effect on any financial agreement or arrangement to which the Company is a party or subject; or
15.9.2	any indebtedness of the Company becoming due, or capable of being declared due and payable, prior to its stated maturity.
16.	Insolvency
16.1	The Company:
16.1.1	is not insolvent or unable to pay its debts within the meaning of the Insolvency Act 1986; and
16.1.2	has not stopped paying its debts as they fall due.
16.2	So far as the Warrantors are aware, no step has been taken in any applicable jurisdiction to initiate any process by or under which:
16.2.1	the ability of the creditors of the Company to take any action to enforce their debts is suspended, restricted or prevented; or
16.2.2	some or all of the creditors of the Company accept, by agreement or in pursuance of a court order, an amount less than the sums owing to them in satisfaction of those sums with a view to preventing the dissolution of the Company ; or
16.2.3	a person is appointed to manage the affairs, business and assets of the Company , on behalf of the Company’s creditors; or
16.2.4	the holder of a charge over all or any of the Company’s assets is appointed to control the business and/or all or any assets of the Company.
16.3	In relation to the Company (so far as the Company has been notified):
16.3.1	no administrator has been appointed;
16.3.2	no documents have been filed with the court for the appointment of an administrator; and
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16.3.3	no notice of an intention to appoint an administrator has been given by the relevant company, its directors or by a qualifying floating charge holder (as defined in paragraph 14 of Schedule B1 to the Insolvency Act 1986).
16.4	So far as the Warrantors are aware, no process has been initiated which could lead to the Company being dissolved and its assets being distributed among the relevant company’s creditors, shareholders or other contributors.
16.5	So far as the Warrantors are aware, no distress, execution or other process has been levied on an asset of the Company .
17.	Assets
17.1	The Company is the full legal and beneficial owner of all the tangible assets included in the Accounts, and any assets acquired since the Accounts Date, except for those disposed of since the Accounts Date in the normal course of business.
17.2	None of the assets shown in the Accounts or acquired by the Company since the Accounts Date is the subject of any lease, lease hire agreement, hire purchase agreement or agreement for payment on deferred terms or is the subject of any licence or factoring arrangement.
17.3	The Company is in possession and control of all the assets included in the Accounts or acquired since the Accounts Date and all other assets used by the Company, except for those Disclosed as being in the possession of a third party in the normal course of business.
17.4	Save for the security granted pursuant to the Discounted Capital Bond, none of the assets, undertaking or goodwill of the Company is subject to an Encumbrance, or to any agreement or commitment to create an Encumbrance, and no person has claimed to be entitled to create such an Encumbrance.
17.5	The assets of the Company, together with all Intellectual Property and assets leased or licenced to the Company comprise all the assets necessary to carry on the Business in the manner in which it has been carried on as at the Accounts Date and as at Completion.
17.6	Since the Accounts Date, the Company has not (i) acquired, leased or licensed any material right or other material asset from any other person, (ii) sold or otherwise disposed of, or leased or licensed, any material right or other asset to any other person, or (iii) waived or relinquished any material right, except in the ordinary course of business and, where the Company has historically acquired, leased or licensed such right or asset, consistent with the Company’s past practices or as is reflected in the Accounts.
18.	Condition of plant and equipment and stock in trade
18.1	The office equipment used in connection with the Business:
18.1.1	has been regularly and properly maintained; and
18.1.2	is capable of doing the work for which they were designed.
18.2	The stock-in-trade of the Company complies with Applicable Laws in the United Kingdom.
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19.	Environment and health and safety
19.1	The definitions in this paragraph apply in this agreement:

“Environment” means the natural and man-made environment, including all or any of the following media, namely air, water and land (including air within buildings and other material or man-made structures above or below the ground) and any living organisms (including man) or systems supported by those media.

“Environmental and Health and Safety Laws” means all applicable laws, statutes, regulations, secondary legislation, bye-laws, common law, directives, treaties and other measures, judgments and decisions of any court or tribunal, codes of practice and guidance notes which are legally binding and in force in the United Kingdom as at the date of this agreement in so far as they relate to or apply to the Environment.

19.2	The Company has at all times complied with all applicable Environmental and Health and Safety Laws and, so far as the Warrantors are aware, there are no facts or circumstances which may lead to any breach of or liability under any Environmental and Health and Safety Laws.
19.3	The Company has not received any enforcement, prohibition, stop, remediation, improvement or any other notice from any enforcement authority, including the Environment Agency, the Health and Safety Executive and the relevant local authority, with regard to any breach or alleged breach of any Environmental and Health and Safety Laws.
19.4	So far as the Warrantors are aware, the Company does not have any actual or potential liability under any Environmental and Health and Safety Laws by reason of it having owned, occupied or used any Previously-owned Land and Buildings.
19.5	The Company has complied, so far as the Warrantors are aware, with the requirements of the:
19.5.1	Producer Responsibility (Packaging Waste) Regulations 2007;
19.5.2	Waste Electrical and Electronic Equipment Regulations 2006; and
19.5.3	Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment Regulations 2008.
20.	Intellectual property
20.1	The definition in this paragraph applies in this agreement.

“Intellectual Property Rights” means patents, rights to inventions, copyright and related rights, moral rights, trade marks and service marks, trade names and domain names, rights in get-up, rights to goodwill or to sue for passing off or unfair competition, rights in designs, rights in computer software, database rights, rights in confidential information (including know-how and trade secrets) and any other intellectual property rights, in each case whether registered or unregistered and including all applications (or rights to apply) for, and renewals or extensions of, such rights and all similar or equivalent rights or forms of protection which subsist or will subsist now or in the future in any part of the world.

20.2	Complete particulars are set out in Part 1 and Part 2 of Schedule 6 respectively of all registered Intellectual Property Rights (including applications for such rights) and material unregistered Intellectual Property Rights owned, used or held for use by the Company.
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20.3	Save as in respect of licences granted under the Company’s standard white label terms and conditions and standard end used terms and conditions, complete particulars are set out in Part 3 and Part 4 of Schedule 6 respectively of all licences, agreements, authorisations and permissions (in whatever form and whether express of implied) under which:
20.3.1	the Company uses or exploits Intellectual Property Rights owned by any third party; or
20.3.2	the Company has licensed or agreed to license Intellectual Property Rights to, or otherwise permitted the use of any Intellectual Property Rights by, any third party.
20.4	Except as set out in Part 3 and Part 4 of Schedule 6, the Company is the sole legal and beneficial owner of (or applicant for) the Intellectual Property Rights set out in Part 1 and Part 2 of Schedule 6, free from all Encumbrances and any licence, restriction on use or disclosure obligation.
20.5	All moral rights subsisting in relation to the Intellectual Property Rights set out in Part 1 and Part 2 of Schedule 6 have been irrevocably and unconditionally waived.
20.6	The Company does not require any Intellectual Property Rights other than those set out in Part 1, Part 2 and Part 3 of Schedule 6 in order to carry on their respective activities.
20.7	Save as in respect of licences granted under the Company’s standard white label terms and conditions and standard end used terms and conditions, the Company has not granted and is not obliged to grant a licence, assignment or other right in respect of any Intellectual Property Rights set out in Part 1 and Part 2 of Schedule 6.
20.8	So far as the Warrantors are aware, the Intellectual Property Rights set out in Part 1 and Part 2 of Schedule 6 are valid, subsisting and enforceable and, so far as the Warrantors are aware, nothing has been done or not been done by the Company as a result of which any of them has ceased or might cease to be valid, subsisting or enforceable. In particular:
20.8.1	all application and renewal fees and other steps required by the Company for the maintenance or protection of such rights have been paid on time or taken;
20.8.2	so far as the Warrantors are aware, all confidential information (including know-how and trade secrets) owned or used by the Company has been kept confidential and has not been disclosed to third parties (other than parties who have signed written confidentiality undertakings in respect of such information);
20.8.3	so far as the Warrantors are aware, no mark, trade name or domain name identical or similar to any such rights has been registered, or is being used by any person in the same or a similar business to that of the Company, in any country in which the Company has registered or is using that mark, trade name or domain name; and
20.8.4	there are and have been no claims, challenges disputes or proceedings, and, so far as the Warrantors are aware, none are pending or threatened, in relation to the ownership, validity, enforceability or use of such rights.
20.9	Nothing is due to be done within 30 days of Completion the omission of which would jeopardise the maintenance or prosecution of any of the Intellectual Property Rights owned or used by the Company which are registered or the subject of an application for registration.
20.10	So far as the Warrantors are aware, there has been no infringement by any third party of any of the Intellectual Property Rights set out in Part 1 and Part 2 of Schedule 6, nor any third
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party breach of confidence, passing off or actionable act of unfair competition in relation to the business and assets of the Company, and no such infringement, breach of confidence, passing off or actionable act of unfair competition is current or anticipated.

20.11	The Company has not received, nor are the Warrantors aware of any written professional opinion, such as the opinion of a patent agent or patent attorney with respect to the invalidity, non-infringement or unenforceability of any Intellectual Property Rights.
20.12	So far as the Warrantors are aware, the agreements and licences set out in Part 3 and Part 4 of Schedule 6:
20.12.1	are valid and binding;
20.12.2	have not been the subject of any material breach which would entitle either party to terminate;
20.12.3	are not the subject of any claim, dispute or proceeding, pending or threatened; and
20.12.4	have, where required, been duly recorded or registered.
20.13	A Change of Control of the Company will not result in the termination of or materially affect any of the Intellectual Property Rights set out in Schedule 6.
20.14	So far as the Warrantors are aware, the activities of the Company and of any licensee of Intellectual Property Rights granted by the Company:
20.14.1	have not infringed, do not infringe and are not likely to infringe the Intellectual Property Rights of any third party; or
20.14.2	have not constituted, do not constitute and are not likely to constitute any breach of confidence, passing off or actionable act of unfair competition; or
20.14.3	have not given and do not give rise to any obligation to pay any royalty, fee, compensation or any other sum whatsoever other than as set out in the documents contained in the Disclosure Bundle.
20.15	All Intellectual Property Rights created, concerned, developed or discovered by any persons retained, commissioned, employed or otherwise engaged by the Company from time to time are fully vested in the Company and no claim for compensation under section 40 Patents Act 1977 (or otherwise under any analogous or equivalent legislation anywhere in the world) has been made or is likely to be made against the Company in relation to the Company’s Intellectual Property.
21.	Information technology
21.1	The definitions in this paragraph apply in this agreement:

“IT System” means all computer hardware (including network and telecommunications equipment) databases and software (including associated preparatory materials, user manuals and other related documentation) owned, used, leased or licensed by or to the Company.

“IT Contracts” means all arrangements and agreements (including those currently being negotiated) under which any third party (including, without limitation, any source code deposit agents) provides any element of, or services relating to, the IT System, including

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development, creation, leasing, hire purchase, licensing, maintenance and services agreements.

21.2	Full details of the IT Contracts are set out in the Disclosure Bundle, which contains true, complete and accurate copies of all IT Contracts.
21.3	Complete particulars of the IT System are set out in the Disclosure Bundle.
21.4	Save to the extent provided in the IT Contracts, the Company is the owner of and in possession of the IT System free from Encumbrances. The Company has obtained all necessary rights from third parties to enable them to make exclusive and unrestricted use of the IT System for the purposes of the Business.
21.5	The IT Contracts are valid and binding and the Warrantors are not aware of any act or omission that would entitle either party to terminate.
21.6	There are and have in the last 12 months prior to Completion been no claims, disputes or proceedings arising or, so far as the Warrantors are aware, threatened under any IT Contracts.
21.7	None of the IT Contracts is liable to be terminated or otherwise materially affected by a Change of Control of the Company, and the Sellers and Optionholders have no reason to believe that any IT Contracts will not be renewed on the same or substantially the same terms when they expire.
21.8	The Company has possession or control of the source code of all software in the IT System.
21.9	The elements of the IT System:
21.9.1	are not defective in any material respect and the Warrantors have no reason to expect there to be any defects in the IT Systems that would prevent the Business from operating at Completion as it has done for the previous 12 months;
21.9.2	so far as the Warrantors are aware, do not contain any software virus and have not within the last 12 months been infected by any software virus or accessed by any unauthorised person;
21.9.3	have sufficient capacity and performance to meet the current business requirements of the Company;
21.9.4	in the Warrantors’ reasonable opinion include sufficient user information to enable reasonably skilled personnel in the field to use and operate the IT System without the need for further assistance;
21.9.5	has the benefit of maintenance and support agreements.
21.10	The Company has implemented procedures, (including in relation to off-site working where applicable) in respect of the security of the IT System as disclosed in the Disclosure Bundle.
21.11	The Company has in place a disaster recovery plan as disclosed in the Disclosure Bundle.
21.12	The IT System is capable of:
21.12.1	performing its functions in multiple currencies, including the euro;
21.12.2	satisfying all applicable legal requirements relating to the euro, including the conversion and rounding rules in EC Regulation 1103/97;
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21.12.3	displaying and printing the generally accepted symbols for the euro and any other currency; and
21.12.4	processing the generally accepted codes for the euro and any other currency.
21.13	So far as the Warrantors are aware, no third party has any right to prevent the Company from continuing to use the IT System except pursuant to provisions contained in any IT Contract and no such right has arisen or been purportedly exercised.
21.14	None of the Company’s records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent upon or held by any means (including any electronic, mechanical or photographic process whether computerized or not) which (including all means of access to or from such records, systems, controls, data or information) are not under the exclusive ownership and direct control of the Company.
21.15	In the 12 months prior to Completion, the Company has not suffered any failures or breakdowns of the IT System that have prevented the Business from operating for a period of 24 consecutive hours.
22.	Data protection
22.1	The Company has registered under the Data Protection Act 1998 and:
22.1.1	has renewed such notifications and have notified any changes occurring in between such notifications as required by that Act;
22.1.2	have paid all fees payable in respect of such notifications;
22.1.3	the contents of such notifications (copies of which are included in the Disclosure Letter) are complete and accurate; and
22.1.4	so far as the Warrantors are aware, there has been no unauthorised disclosure of personal data.
22.2	No personal data have been transferred outside the European Economic Area.
22.3	The Company has complied in all material respects with the Data Protection Legislation including in relation to any manual data in respect of which the transitional exemptions under Schedule 8 of the Data Protection Act 1998 have now expired).
22.4	The Company has not received any:
22.4.1	notice or complaint under the Data Protection Legislation alleging non-compliance with the legislation (including any information or enforcement notice, or any transfer prohibition notice); or
22.4.2	claim for compensation for loss or unauthorised disclosure of data; or
22.4.3	notification of an application for rectification or erasure of personal data,

and the Warrantors are not aware of any circumstances which may give rise to the giving of any such notice or the making of any such notification.

22.5	The Company has not received notification that it is not in compliance with its obligations under the Privacy and Electronic Communications (EC Directive) Regulations 2003 in respect
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of the use of electronic communications (including e-mail, text messaging, fax machines, automated calling systems and non-automated telephone calls) for direct marketing purposes.

23.	Employment
23.1	The definitions in this paragraph apply in this agreement:

“Employment Legislation” means legislation in England and Wales affecting contractual and other relations between employers and their employees or workers including, but not limited to, any legislation and any amendment, extension or re-enactment of such legislation and any claim arising under European treaty provisions or directives enforceable against the Company by any Employee or Worker.

“Employee” means any person employed by the Company under a contract of employment.

“Worker” means any person who personally performs work for the Company but who is not in business on their own account or in a client/customer relationship.

23.2	The name of each person who is a Director is set out in Schedule 2.
23.3	The Disclosure Bundle includes details of all Employees and Workers of the Company, the particulars of each Employee and Worker and the principal terms of their contract including:
23.3.1	their remuneration (including any material contractual benefits provided or which the Company is bound to provide to them or their dependants, whether now or in the future);
23.3.2	the commencement date of each contract and, if an Employee, the date on which their continuous service began;
23.3.3	the length of notice necessary to terminate each contract or, if a fixed term, the expiry date of the fixed term and details of any previous renewals;
23.3.4	the type of contract (whether full or part-time); and
23.3.5	their date of birth.
23.4	The Disclosure Bundle includes details of all persons who are not Workers and who are providing services to the Company under an agreement which is not a contract of employment with the Company and the particulars of the terms on which the individual provides services, including:
23.4.1	the remuneration of each individual (including any material contractual benefits provided or which the Company is bound to provide) to them or their dependants, whether now or as agreed with the individual in the future; and
23.4.2	the length of notice necessary to terminate each agreement or, if at fixed term, the expiry date of the fixed term and details of any previous renewals.
23.5	The Disclosure Bundle includes details of all Employees and Workers of the Company who are on secondment, maternity, paternity, adoption or other long term leave or who are absent long term due to ill-health or for any other reason.
23.6	No notice to terminate the contract of employment of any Employee or Worker of the Company (whether given by the relevant employer or by the Employee or Worker) is
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pending, outstanding or threatened and, so far as the Warrantors are aware, no dispute under any Employment Legislation or otherwise is threatened, pending or outstanding between:

23.6.1	the Company and any of its or their current or former Employees relating to their employment, its termination and any reference given by the Company regarding them; or
23.6.2	the Company and any of its current or former Workers relating to their contract, its termination and any reference given by the Company regarding them.
23.7	No statutory discrimination or equal pay questionnaire has been served on the Company by an Employee or Worker under any Employment Legislation which remains unanswered in full or in part.
23.8	Every Employee or Worker of the Company who requires permission to work in the United Kingdom has current and appropriate permission to work in the United Kingdom. In so far as any Worker is provided by an agency, this warranty is given to the extent of the knowledge of the Warrantors.
23.9	No offer of employment or engagement has been made by the Company that has not yet been accepted, or which has been accepted but where the employment or engagement has not yet started.
23.10	Save as set out in this agreement, the acquisition of the Sale Shares and/or the Option Shares by the Buyer and compliance with the terms of this agreement will not entitle any Directors, officers or senior Employees of the Company to terminate their employment or receive any payment or other benefit (other than in respect of the Options or the sale of their Ordinary Shares).
23.11	All contracts between the Company and its Employees and Workers are terminable at any time on not more than three months’ notice without compensation (other than for unfair dismissal or a statutory redundancy payment) or any liability on the part of the Company other than wages, commission, holidays, sick days or pension.
23.12	The Company is not a party to, bound by or proposing to introduce in respect of any of its Directors or Employees any redundancy payment scheme in addition to statutory redundancy pay, and there is no agreed procedure for redundancy selection.
23.13	With the exception of the Options, the Company is not a party to, bound by or proposing to introduce in respect of any of its Directors, Employees or Workers any incentive scheme (including, without limitation, any commission, profit sharing or bonus scheme).
23.14	The Company has not incurred any actual or contingent liability which remains outstanding at Completion in connection with any termination of employment of its Employees (including redundancy payments) or for failure to comply with any order for the reinstatement or re-engagement of any Employee.
23.15	The Company has not, in the 12 months prior to Completion, failed to provide information or to consult with Employees in accordance with the Transfer of Undertakings (Protection of Employment) Regulation 2006 or Trade Union and Labour Relations (Consolidation) Act 1992.
23.16	The Company has not in the last two years agreed to make a payment or provided or agreed to provide a benefit (where such payment or benefit remains outstanding at Completion) to a Director or officer, Employee or Worker or to their dependants in connection with the actual
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or proposed termination or suspension of employment or variation of an employment contract.

23.17	The Company is not involved in any material industrial or trade dispute or negotiation regarding a claim with any trade union, group or organisation of employees or their representatives representing Employees or Workers and, so far as the Warrantors are aware, there is nothing likely to give rise to such a dispute or claim.
23.18	No subject access requests made to the Company pursuant to the Data Protection Act 1998 by Employees or Workers are outstanding .
23.19	Other than in respect of salaries, the Company has not in the last 3 months altered (whether to take effect prior to, on or after the Completion Date) any of the terms of employment or engagement of any of the Employees or Workers.
23.20	There are no sums owing to or from any Employee or Worker other than reimbursement of expenses, wages for the current salary period and holiday pay for the current holiday year.
23.21	The Company has not offered, promised or agreed to any future variation in the contract of any Employee or Worker.
23.22	The Disclosure Bundle includes true, complete and accurate:
23.22.1	copies of written standard terms and conditions and written contracts of employment which differ from standard terms and conditions, handbooks and written policies which apply to any of the Employees and Workers;
23.22.2	copies of all agreements or arrangements with any trade union, employee representative or body of employees or their representatives (whether binding or not) and details of any such unwritten agreements or arrangements which may affect any Employee or Worker; and
23.22.3	details regarding all ongoing Employee bonus and commission schemes currently in operation at the Company, including all corresponding written terms of such schemes.
23.23	In respect of each Employee and Worker, the Company has complied with the terms of any relevant agreement or arrangement between the Company and any trade union, employee representative or body of employees or their representatives (whether binding or not).
23.24	No Employee is subject to a current disciplinary warning or procedure.
23.25	There is no Change of Control provision in any employment agreement or consultancy agreement to which the Company is a party which, upon a Change of Control of the Company occurring at Completion, would result in a payment being made to the employee or consultant the subject of this clause.
24.	Property
24.1	The definitions in this paragraph apply in this agreement:

“Current Use” means the use for each Property as set out in Schedule 7.

“Lease” means the lease under which the Leasehold Properties are held.

“Lease Documents” means the documents set out in Part 1 of Schedule 7.

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“Leasehold Properties” means the Leasehold Properties set out in Part 1 of Schedule 7.

“Licences to Occupy” means the licences under which the Licenced Properties are held.

“Licenced Document” means the document set out in Part 2 of Schedule 7.

“Licenced Properties” means the licenced properties set out in Part 2 of Schedule 7.

“Planning Legislation” means any primary or secondary legislation from time to time regulating the use or development of land.

“Previously-owned Land and Buildings” means land and buildings that have, at any time before the date of this agreement, been owned (under whatever tenure) and/or occupied and/or used by the Company, but which are either no longer owned, occupied or used by the Company, or are owned, occupied or used by it but pursuant to a different lease, licence, transfer or conveyance.

“Properties” means the Leasehold Properties and the Licenced Properties.

“Statutory Agreement” means an agreement or undertaking entered into under any legislation.

24.2	The particulars of the Properties set out in Schedule 7 are true, complete and accurate.
24.3	The Properties are the only land and buildings used or occupied by the Company.
24.4	The Company has no right of ownership, right of use, option, right of first refusal or contractual obligation to purchase, or any other legal or equitable right, estate or interest in, or affecting, any land or buildings other than the Properties.
24.5	Neither the Company, nor any company that is or has at any time been a subsidiary, has any actual or contingent liability in respect of Previously-owned Land and Buildings.
24.6	Neither the Company, nor any company that is or has at any time been a subsidiary, has given any guarantee or indemnity for any liability relating to any of the Properties, any Previously-owned Land and Buildings or any other land or buildings.
24.7	The Company occupies the Leasehold Properties and the Licenced Properties under lease or licence, is in possession and actual occupation of it on an exclusive basis, and, so far as the Warrantors are aware, no right of occupation or enjoyment has been acquired or is in the course of being acquired by any third party, and the Company has not granted, or agreed to grant, any right of occupation or enjoyment in respect of the Properties to any third party.
24.8	The terms and conditions of the letting of the Properties to the Company are fully and accurately reflected in the Lease Documents and the Licence Documents which have not been amended or varied in any respect. There are no other deeds or documents, agreements or arrangements affecting the Company’s interest in the Properties.
24.9	The Lease Documents to be delivered to the Buyer on the Completion Date shall be original extracts.
24.10	So far as the Warrantors are aware, there are no insurance policies relating to any issue of title affecting the Properties.
24.11	So far as the Warrantors are aware, in relation to the Lease Documents and the Licence Documents, the landlord/licensor and tenants/licensee have observed and performed in all
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material respects all obligations imposed on them under the Lease Documents and the Licence Documents and there has not been any express waiver by the Company or, so far as the Warrantors are aware, the landlord of or acquiescence to any breach of them. The Company is not aware of and has not received notice of any deductions made by the landlord under the rent deposit deed forming one of the Lease Documents.

24.12	In relation to the Lease, all principal rent and additional rent and all other sums payable by the Company under the Lease and in relation to the Licences to Occupy, all sums payable by the Company under the Licences to Occupy (together, the “Lease Sums”) have been paid as and when they became due and no Lease Sums have been:
24.12.1	set off or withheld; or
24.12.2	commuted, waived or paid in advance of the due date for payment.
24.13	So far as the Warrantors are aware, no collateral assurances, undertakings or concessions have been made by any party to the Lease.
24.14	No alterations of a material nature have been carried out to the Leasehold Properties during the period of the Lease.
24.15	The Leasehold Properties and the Licenced Properties are not subject to the payment of any outgoings other than non-domestic local business rates and water, sewerage charges, principal rent, insurance premiums and service charges and all outgoings have been paid when due and none is disputed.
24.16	The Properties are actively used by the Company in connection with the Business.
24.17	So far as the Warrantors are aware, the Company has not received notice of any actual or apprehended breach of Planning Legislation.
24.18	So far as the Warrantors are aware, the Properties have not during the term of the relevant Lease or Licence to Occupy suffered from any of the following:
24.18.1	flooding;
24.18.2	subsidence;
24.18.3	heave;
24.18.4	landslip;
24.18.5	mining activities;
24.18.6	structural defects;
24.18.7	defects in the drains and services from time to time serving the Leasehold Properties; or
24.18.8	dry rot, wet rot, rising damp and any infestation.
24.19	The Company has not received any adverse report from any engineer, surveyor or other professional relating to any of the Properties.
24.20	No notices, complaints or requirements have been issued or made (whether formally or informally) by any competent authority or undertaking exercising statutory or delegated
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powers in relation to any of the Properties, the Current Use of the Properties or any machinery, plant or equipment in it, and the Warrantors are not aware of any matter which could lead to any such notice, complaint or requirement being issued or made.

24.21	There exists no dispute between the Company and the owner or occupier of any other premises adjacent to or neighbouring the Properties and the Company does not expect, or is aware of, any circumstances that may give rise to any such dispute after the date of this agreement.
25.	Accounts
25.1	The Accounts have been properly prepared in accordance with accounting standards, policies, principles and practices generally accepted in the UK.
25.2	The Accounts have been audited by an auditor or firm of accountants qualified to act as auditors in the UK and the auditors’ report(s) required to be annexed to the Accounts is unqualified.
25.3	The Accounts and the Management Accounts:
25.3.1	make appropriate provision for material bad and doubtful debts, (in the Accounts only) obsolete or slow-moving stocks and for depreciation on fixed assets;
25.3.2	do not overstate the estimated value of current or fixed assets; and
25.3.3	to the extent required by the Companies Act 2006, provide a reserve for liabilities of the Company outstanding at the relevant date.
25.4	The Accounts give a true and fair view, and the Management Accounts give a reasonable view, of the state of affairs of the Company as at their respective dates.
25.5	The Accounts contain either provision adequate to cover, or full particulars in notes of, all Taxation (including deferred Taxation) and other liabilities (whether quantified, contingent, disputed or otherwise) of the Company as at the Accounts Date.
25.6	The Accounts and the Management Accounts are not affected by any unusual or non-recurring items or, so far as the Warrantors are aware, any other factor that would make the financial position and results shown by the Accounts and the Management Accounts unusual or misleading in any material respect.
25.7	The Accounts have been prepared on a basis consistent with the audited accounts of the Company for the two prior accounting periods without any change in accounting policies used.
25.8	The Management Accounts have been prepared on a basis consistent with that employed in preparing the Accounts and fairly represent the financial position of the Company as at and to the date for which they have been prepared.
26.	Financial and other records
26.1	All financial records of the Company (which for the purposes of this paragraph 26 shall not include the Accounts or Management Accounts):
26.1.1	have been properly prepared and maintained;
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26.1.2	so far as the Warrantors are aware, show with reasonable accuracy the financial position of the Company;
26.1.3	so far as the Warrantors are aware, do not contain any material inaccuracies or discrepancies; and
26.1.4	are in the possession of the Company.
26.2	No notice has been received by the Company or allegation made (so far as the Warrantors are aware) that any of those records are incorrect or should be rectified.
26.3	All statutory records, including accounting records, required to be kept or filed by the Company have been properly kept or filed and comply with the requirements of all Applicable Laws and regulations in the United Kingdom.
26.4	All deeds and documents belonging to the Company which are material in the context of the Business are in the possession of the Company.
27.	Changes since accounts date

Since the Accounts Date:

27.1	the Company has conducted its business in the normal course and as a going concern;
27.2	there has been no material adverse change in the turnover, financial position or prospects of the Company;
27.3	the Company has not issued or agreed to issue any share or loan capital, other than the Option Shares issued or to be issued upon the exercise of the Options;
27.4	no dividend or other distribution of profits or assets has been, or agreed to be, declared, made or paid by the Company;
27.5	the Company has not borrowed or raised any money or taken any form of financial security and no capital expenditure has been incurred on any individual item by the Company in excess of £20,000 and the Company has not acquired, invested or disposed of (or agreed to acquire, invest or dispose of) any individual item in excess of £20,000;
27.6	there has been no abnormal increase or reduction of stock in trade;
27.7	the Company has paid its creditors within the applicable periods agreed with the relevant creditors and there are no amounts owing by the Company which have been outstanding for more than 60 days; and
27.8	the Company has not offered price reductions or discounts or allowances on sales of stock in trade.
28.	Effect of sale on sale shares

So far as the Warrantors are aware without making enquiry, neither the acquisition of the Sale Shares by the Buyer nor compliance with the terms of this agreement will:

28.1	cause the Company to lose the benefit of any material right it presently enjoys; or
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28.2	relieve any person of any material obligation to the Company (whether contractual or otherwise), or enable any person to determine any such obligation or any right or benefit enjoyed by the Company, or to exercise any right in respect of the Company; or
28.3	give rise to, or cause to become exercisable, any right of pre-emption over the Sale Shares; or
28.4	entitle any person to receive from the Company any finder’s fee, brokerage or other commission in connection with the purchase of the Sale Shares by the Buyer; or
28.5	result in a breach of contract, U.K. law, regulation, order, judgment, injunction, undertaking, decree or other like imposition; or
28.6	result in the creation, imposition, crystallisation or enforcement of any Encumbrance on any of the assets of the Company; or
28.7	result in any present or future indebtedness of the Company becoming due and payable, or capable of being declared due and payable, prior to its stated maturity date or in any financial facility of the Company being withdrawn; or
28.8	entitle any person to acquire, or affect the entitlement of any person to acquire shares in the Company.
29.	Retirement benefits
29.1	The Pension Scheme is the only arrangement under which the Company may have any obligation (whether or not legally binding) to provide or contribute towards benefits on retirement or death in respect of its past or present officers and employees. No proposal or announcement has been made to any Employee or officer of the Company as to the introduction, continuance, increase or improvement of, or the payment of a contribution towards, any other pension, lump-sum or death benefit.
29.2	Copies of key features, fund choices and certificates governing the Pension Scheme and explanatory booklets relating to it are attached to the Disclosure Bundle.
29.3	All contributions, insurance premiums, Tax and expenses due to and in respect of the Pension Scheme have been duly paid. There are no liabilities outstanding in respect of the Pension Scheme at the date of this agreement.
29.4	The Pension Scheme is a registered pension scheme for the purposes of Chapter 2 of Part 4 of the Finance Act 2004 and there is no reason why HM Revenue & Customs might de-register the scheme.
29.5	The Pension Scheme has been designed to comply with, and has been administered in accordance with, all applicable legal and administrative requirements and in compliance with its governing documents. The Company has complied in all material respects with their obligations under and in respect of the Pension Scheme.
29.6	The Company has not engaged in any activity or acted in any manner which would contravene the safeguarding requirements set out in Chapter 3 of Part 1 of the Pensions Act 2008.
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SCHEDULE 5

Part 1 - Tax Covenant

1.                  Interpretation

1.1	In this Schedule the following definitions shall have the following meanings:
“Buyer’s Group”	the Buyer and any other company or companies which either are or become after Completion, or have, within the seven years ending at Completion, been treated as members of the same group as, or otherwise connected or associated in any way with, the Buyer for any Tax purpose.
“Buyer's Relief”	(a) any Relief arising to the Company in respect of an Event occurring or a period commencing after Completion; or (b) any Relief arising to any member of the Buyer’s Group (other than the Company).
“Claim for Tax”

(a)           the issue of any notice, demand, assessment, letter or other document by or on behalf of any Tax Authority or the taking of any other action by or on behalf of any Tax Authority; or

(b)         the preparation or submission of any notice, return, assessment, letter or other document by the Buyer, the Company, or any other person,

from which it appears that the Company is or may be subject to a Tax Liability, or other liability, in respect of which the Warrantors are or may be liable under this Schedule or under the Tax Warranties.

“CTA 2010”	Corporation Tax Act 2010.
“Event”	means any act, transaction or omission and any reference to an Event occurring on or before a particular date shall include any Event or Events which are treated for Tax purposes as having occurred on or before that date.
“ITEPA”	Income Tax (Earnings and Pensions) Act 2003.
“Relief”	means any allowance, credit, deduction, exemption or set off in respect of any Tax or relevant to the computation of any income, profits or gains for the purposes of any Tax, or repayment or any right to repayment of or saving of Tax, and any reference to the use or set off of Relief shall be construed accordingly and shall include use or set off in part and any reference to the loss of a Relief shall include the non-existence or cancellation of any such Relief or to such Relief being available in a reduced amount only.
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“SSCBA”	Social Security Contributions and Benefits Act 1992.
“Tax”	all taxes on income, profits and gains, and all other taxes, levies, duties, imposts, charges and withholdings or deductions for or on account of or in the nature of taxation, or amounts in respect of tax, including (without limitation) any excise, property, value added, sales, transfer, franchise and payroll taxes and any national insurance or social security contributions, together with all penalties, fines, surcharges, charges, supplement and interest relating to any of the foregoing or to any late or incorrect return in respect of any of them.
“Tax Authority”	any taxing or other authority in any jurisdiction competent to impose, administer, levy, assess or collect Tax or any liability for Tax.
“Tax Liability”	(a) a liability of the Company to make or suffer an actual payment of Tax (or an amount in respect of Tax); and
(b) the use or set off of any Buyer’s Relief in circumstances where, but for such use or set off, the Company would have had an actual liability to Tax in respect of which any of the Warrantors would have been liable under this Schedule; and
(c) any mortgage or charge or power to sell, mortgage or charge any of the assets of or shares in the Company resulting from or in consequence of any liability to pay inheritance tax; and
(d) any liability of the Company to make a payment in respect of Tax to any person under any indemnity, covenant, guarantee or legally binding agreement, and where paragraph (b) applies, the amount that is to be treated for the purposes of this Schedule as a Tax Liability shall be determined as follows:
(i) where a Relief is used or set off, the Tax Liability shall be the amount of Tax saved thereby; and
(ii) where the Relief that is the subject of the use or set off is a repayment or a right to a repayment of Tax, the Tax Liability shall be the amount of the repayment that would have been obtained but for the loss, use or set off, and where paragraph (c) applies, the amount that is to be treated for the purposes of this Schedule as a Tax Liability shall be equal to the greater of:
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(i) the amount of inheritance tax which is or is liable to be paid out of the proceeds of enforcement or exercise of the mortgage, charge or power of sale together with the amount of any costs or expenses reasonably and properly incurred in connection with such enforcement or exercise; and
(ii) any depletion in or reduction in value of the assets or increase of the liabilities of the Company or the Buyer (as applicable) arising as a result of such Tax Liability.
“Tax Return”	any return required to be made to any Tax Authority of income, profits or gains or of any other amounts or information relevant for the purposes of Tax, including any related accounts, computations and attachments.
“VAT”	value added tax and any similar sales, use or turnover tax.
1.2	Persons shall be treated as connected for the purposes of this Schedule if they are connected within the meaning of section 1122 of the CTA 2010.
1.3	Where applicable, references to UK legislation whether generally or to any of its specific sections should be taken to include references to any similar provision in the legislation of any other relevant jurisdiction.
1.4	The headings in this Schedule shall not affect its interpretation.
1.5	All payments made by the Warrantors to the Buyer or by the Buyer to the Warrantors under this Schedule, other than payments of interest, shall so far as possible be made by way of adjustment to the consideration for the sale of the Sale Shares and/or the Option Shares.

2.                  Covenant

The Warrantors hereby covenant severally and proportionately with the Buyer to pay to the Buyer an amount equivalent to:

2.1	any Tax Liability arising in respect of, by reference to or in consequence of:
(a)	any income, profits or gains earned, accrued or received on or before Completion;
(b)	any Event which occurs or occurred on or before Completion;
(c)	the operation of any of the provisions of chapters 2 to 5 (inclusive) of Part 7 of ITEPA (both before and after amendment pursuant to Finance Act 2003) in respect of any securities option, securities or interest in securities (each as defined therein) granted or acquired on or before Completion or any securities or interest in securities acquired after Completion pursuant to a securities option granted or acquired on or before Completion; and
(d)	the failure or delay by any person to reimburse any amount in respect of income tax arising in connection with the circumstances described in paragraph 2.1(c).
2.2	any Tax Liability of the Company or the Buyer where such Tax Liability relates to an amount of inheritance tax (save that any such Tax Liability of the Buyer must arise in connection with the Ordinary Shares in the Company) where the transfer of value (or deemed transfer of value) to which the inheritance tax liability relates occurred (or was deemed to occur) on or prior to Completion (whether or not such liability arises from the death of any person or the failure by any person to pay inheritance tax after Completion or otherwise);
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2.3	any Tax Liability of the Company or the Buyer arising in respect of, by reference to or in consequence of:
(a)	the exercise of the Options, save to the extent already included in the Options Withholding Amount;
(b)	any of the consideration for the sale of the Sale Shares or the Option Shares being subject to income tax (accountable via PAYE) or national insurance contributions; or
(c)	the failure or delay by any person to reimburse any amount in respect of income tax arising in connection with the circumstances described paragraphs 2.3(a) and 2.3(b); and
2.4	any Tax Liability of the Company arising in respect of, by reference to or in consequence of:
(a)	Tax not being withheld by the Company on payments of interest by the Company on or before Completion to Serrafina Holdings Limited or Southwind Limited; or
(b)	the amounts paid on or before Completion by the Company to Godfrey Wilson, John Logan, J&S Innovation Limited, Phil Little or Daniel Barrett being determined to be subject to income tax (accountable via PAYE) and national insurance contributions; and
2.5	any liability of the Company arising in respect of, by reference to or in consequence of the penalty assessment for the late payment of PAYE and national insurance contributions by the Company as set out more fully in the letter from HMRC dated 28 September 2012, including for the avoidance of doubt any fees payable by the Company to the firm of advisers who are engaged by the Company on a no-win no-fee basis, together with any costs and expenses referred to in paragraph 4.

3.                  Exclusions

3.1	The covenants contained in paragraphs 2.1 to 2.5 and 4 shall not apply to any Tax Liability, or other amount referred to in those paragraphs, save in respect of the covenants contained at paragraphs 2.4 and 2.5 where the exclusions at 3.1(b), (c) and (f) below shall not apply, to the extent that:
(a)	the Tax Liability or other liability arises or is increased as a result of any change in rates of Tax or of any change in law (or a change in interpretation on the basis of case law), regulation, directive or requirement, or the published practice of or withdrawal of any extra-statutory concession by, any Tax Authority, in each case which is announced after Completion; or
(b)	the Tax Liability or other liability would not have arisen but for a voluntary transaction, act or omission carried out or effected by the Company or any member of the Buyer’s Group at any time after Completion, except that this exclusion shall not apply where any such transaction, act or omission:
(i)	is carried out or effected pursuant to a legally binding commitment created on or before Completion; or
(ii)	is carried out or effected by the Company in the ordinary course of business as carried on at Completion; or
(iii)	is a change in accounting policies of the Company; or
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(iv)	is carried out at the written request of the Sellers’ Representative; or
(c)	the Tax Liability or other liability arises as a consequence of an Event that has occurred, or in respect of any income, profits or gains that were (and not deemed to be) earned, accrued or received, since the Accounts Date and before Completion in the ordinary course of business of the Company;
(d)	the Tax Liability or other liability is a liability to Tax comprising interest, penalties, charges or costs in so far as attributable to the unreasonable delay or default of the Buyer or the Company after Completion; or
(e)	the Tax Liability or other liability has been discharged on or before Completion; or
(f)	the Tax Liability or other liability is in respect of the actual (as opposed to deemed) earning, receipt or accrual for any Taxation purposes of any income, profit or gain which is not recognised in the Accounts and should have been so recognised; or
(g)	the Tax Liability or other liability would not have arisen but for the Company ceasing to carry on any trade or business after Completion or effecting a major change after Completion in the nature or conduct of any trade or business carried on by it; or
(h)	the Tax Liability or other liability would not have arisen or would have been reduced or eliminated but for the failure or omission on the part of the Company or the Buyer on or after Completion to make any claim, election, surrender or disclaimer or to give any notice or consent or to do any other thing, the making, giving or doing of which was taken into account in the preparation of the Accounts and written notice was given by the Warrantors to the Buyer at least fifteen (15) Business Days prior to the last date that such claim, election, surrender, disclaimer, notice, consent or other thing could be made, given or done and be effective; or
(i)	the Tax Liability or other liability would not have arisen but for the withdrawal or amendment by the Buyer or the Company after Completion of any valid election, claim, surrender, disclaimer, notice or consent made by the Company on or before Completion in relation to any Relief; or
(j)	the Tax Liability or other liability would not have arisen but for any failure or unreasonable delay by the Buyer or the Company in paying over to any Tax Authority any payment previously made by the Warrantors under this Agreement; or
(k)	it arises as a consequence of a breach by the Buyer of any of its obligations under this Schedule; or
(l)	any Relief other than Buyer’s Relief is available (or is made available at no cost to the Company) to eliminate or reduce the Tax Liability or other liability.
3.2	The provisions of paragraph 3.1 shall also operate to limit or reduce the liability of the Warrantors in respect of claims under the Tax Warranties.

4.                  Costs and expenses

4.1	The covenant contained in this Schedule shall extend to all reasonable third party costs and expenses properly incurred by the Buyer or the Company in connection with making a successful Tax Covenant Claim.
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4.2	The covenant contained in this Schedule shall also extend to all reasonable third party costs and expenses properly incurred by the Buyer or the Company in connection with successfully defending or disputing a Claim for Tax where the Buyer has acted in accordance with the provisions of paragraph 8 of this Schedule and paragraph 8.3 of this Schedule applies, and shall extend to the lower of:
(a)	the reasonable third party costs and expenses properly incurred by the Buyer or the Company in connection with such defence or dispute; and
(b)	the amount by which a Tax Liability which any of the Warrantors would otherwise have been liable under this Schedule is reduced as a result of such defence or dispute.
4.3	If the Warrantors disagree with the Buyer’s or the Company’s determination of the amount of the reduction referred to in paragraph 4.2(b), such disagreement may at the request and expense of the Warrantors be referred to the auditors of the Company for the time being for their determination and, in making such determination, the auditors will act as experts and not as arbitrators and their determination will (in the absence of manifest error) be conclusive and binding on the parties.

5.                  Double recovery

The Buyer shall not be entitled to recover any amount pursuant to this Schedule in respect of any claim to the extent that the Buyer or the Company has already recovered any amount in respect of such claim under the Warranties or under any other provision of this Agreement or under a statutory right of recovery, or to the extent that recovery has already been made under this Schedule in respect of the same subject matter.

6.                  WITHHOLDINGS

6.1	All amounts payable by the Warrantors to the Buyer or the Company under this Agreement shall be paid free and clear of all deductions or withholdings whatsoever unless the deduction or withholding is required by law.
6.2	If any deductions or withholdings are required by law to be made from any amount payable under this Agreement as set out in paragraph 6.1 above, the Warrantors shall:
(a)	make such deductions or withholdings;
(b)	account for the full amount deducted or withheld to the relevant Tax Authority in accordance with applicable law;
(c)	provide to the Buyer the original, or a certified copy, of a receipt or other documentation evidencing the above; and
(d)	pay to the Buyer such additional amount as will, after the deduction or withholding has been made, leave the Buyer with the same amount as it would have received in the absence of any such requirement to make a deduction or withholding.

7.                  TAX ON PAYMENTS

7.1	If the sum paid to the Buyer under this Agreement is brought into charge to Tax (including where any Relief is available in respect of such charge to Tax), the Sellers and Optionholders shall pay such additional amount as will ensure that the total amount paid, less the Tax chargeable on such amount (or that would have been charged but for such Relief), is equal to the amount it would otherwise have been payable, provided that there shall be no double
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counting where the measure of damages already takes into account such Tax upon receipt of the payment.

7.2	Paragraph 7.1 shall apply in respect of any amount withheld or deducted as contemplated by paragraph 6 as it applies to sums paid to the Buyer, save to the extent that in computing the Tax chargeable the Buyer is able to obtain a credit for the amount withheld or deducted.

8.                  NotIfication and conduct of claims

8.1	If any member of the Buyer’s Group or the Company becomes aware of any Claim for Tax, the Buyer shall as soon as reasonably practicable, and in any event in the case of a Claim for Tax that requires action to be taken within a specified period, not later than 15 Business Days before the period ends, give notice, or shall procure that written notice is given, to the Warrantors of that Claim for Tax and (subject to paragraph 8.2) the Buyer shall take (or procure that the Company shall take) such action as the Warrantors may reasonably request to avoid, dispute, resist, appeal, compromise or defend such claim for Tax.
8.2	The Buyer shall not be required to take any action pursuant to paragraph 8.1:
(a)	unless the Buyer and the Company is each promptly and fully indemnified to the Buyer’s reasonable satisfaction against all losses, damages, costs and expenses that are or may be incurred in connection with any such action or proceedings as are referred to in paragraph 8.1; or
(b)	that involves contesting any Claim for Tax before any court or other appellate body (excluding the Taxation Authority that has made the Claim for Tax) unless the Warrantors furnish the Buyer with the written opinion of Tax Counsel of at least 5 years’ call to the effect that an appeal against the Claim for Tax in question is a reasonable course of action given the amounts involved and the likelihood of success; or
(c)	if the Buyer reasonably believes that the relevant action or proceedings is or are likely to affect materially adversely (as compared with the amount of the Claim for Tax) the future liability of the Buyer or the Company to Tax (save where the Buyer is fully indemnified to the Buyer’s reasonable satisfaction against such future liability).
8.3	If the Warrantors do not put the Buyer on written notice that they intend to request the Buyer to take action pursuant to paragraph 8.1 within fifteen (15) Business Days’ notice to it, or no such action is required to be taken by virtue of any of the provisions of paragraph 8.2 (the Warrantors being allowed a reasonable period of time to satisfy the requirements of paragraph 8.2), the Buyer shall be free to satisfy or settle (or to allow the Company to satisfy or settle) the relevant Tax Liability on such terms as is reasonable in all the circumstances.

9.                  Due date of payment and interest

9.1	The Warrantors shall pay to the Buyer or the Company (as appropriate) any amount payable under this Schedule on or before the date which is the later of the date ten (10) Business Days after demand is made therefor by the Buyer and five (5) Business Days before the latest date on which the Tax in question can be paid to the relevant Tax Authority in order to prevent a liability to interest or a fine, surcharge or penalty, provided that:
(a)	if a payment or payments to the relevant Tax Authority prior to the date otherwise specified by this paragraph would avoid or minimise interest or penalties, the Warrantors may at their option pay the whole or part of the amount due to the Buyer or the Company on an earlier date or dates, and the Buyer shall procure that the Tax
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in question (or the appropriate part of it) is promptly paid to the relevant Tax Authority; and

(b)	where a claim under this Schedule relates to the loss, use or set off of a Buyer's Relief, the Warrantors shall pay to the Buyer the amount due under this Schedule in respect thereof on the later of the date which is five (5) Business Days before the latest date on which Tax which would have been payable but for such use or set off could have been paid to the relevant Tax Authority in order to prevent a liability to interest or a fine surcharge or penalty, and ten (10) Business Days after demand is made therefor by the Buyer (or in the case of a Relief which is lost the first date on which Tax could be so paid being Tax which would have been saved but for the loss of such Relief).
9.2	Any sum not paid by the Warrantors on the due date for payment specified in paragraph 9.1 shall bear interest at a rate of 2% above the base rate of the Company’s bankers from time to time from the due date to and including the day of actual payment of such sum. Any interest due under this paragraph shall be paid on the demand of the Buyer on or following the date of payment of such sum.

10.              Recovery from third parties

10.1	If the Buyer or the Company is, within seven years from Completion, entitled to recover from any person (other than the Buyer or the Company) a sum in respect of any matter to which a Tax Claim or a claim for breach of any of the Tax Warranties relates, the Buyer shall, or shall procure that the Company shall (as relevant):
(a)	notify the Warrantors of that fact as soon as possible; and
(b)	if the Warrantors indemnify the Buyer, or, as appropriate, the Company (to the Buyer's reasonable satisfaction) against the reasonable costs of the Buyer or, as appropriate, the Company in connection with taking the following action, the Buyer shall or shall procure that the Company shall as soon as reasonably practicable take such action as may be reasonably requested by the Warrantors to enforce recovery against that person provided however that the Buyer shall not be obliged to, or be obliged to procure that the Company shall, take any action that the Buyer reasonably believes is likely to materially adversely affect (as compared with the amount of the Claim for Tax) the future liability of the Buyer or the Company to Tax (save where the Buyer is fully indemnified to the Buyer’s reasonable satisfaction against such future liability) or the business or financial interests of either of them or of any person connected with any of them.
10.2	In the event that the Buyer or the Company recovers any sum referred to in paragraph 10.1 of this Schedule, the Buyer shall pay to the Warrantors as soon as reasonably practicable the lesser of:
(a)	any amount recovered (including any related interest or related repayment supplement) less any Tax suffered in respect of that amount and any reasonable costs and expenses incurred in recovering that amount; and
(b)	the amount paid by the Warrantors under this Schedule in respect of the Tax Liability in question.
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11.              Conduct of Tax Affairs

11.1	Subject to paragraph 8 and to the following sub-paragraphs, the Buyer or its duly authorised agents shall have sole conduct of all Tax affairs of the Company at the Company’s own cost and shall be entitled to deal with such Tax affairs in any way in which it, in its absolute discretion, considers fit.
11.2	The Buyer shall procure that the Company keeps the Warrantors fully informed of its Tax affairs in respect of any accounting period ended on or prior to Completion and any return relating to any period commencing before Completion and ending after Completion for which final agreement with the relevant Tax Authority of the amount of Tax due from the Company has not been reached. The Buyer will not submit any substantive correspondence or submit or agree any return or computation for any such periods to any Tax Authority without giving the Warrantors a reasonable opportunity to comment and taking account of the Warrantors’ reasonable representations.
11.3	The Buyer will procure that the Company and any Subsidiary does not amend or withdraw any return or computation or any claim, election, surrender or consent made by it in respect of its accounting periods ended on or before Completion and any return relating to any period commencing before Completion and ending after Completion without giving the Warrantors a reasonable opportunity to comment and taking account of the Warrantors’ reasonable representations.
11.4	The Warrantors shall provide such assistance as the Buyer shall reasonably request in preparing all Tax Returns relating to the period commencing prior to Completion and ending after Completion.
11.5	The Buyer shall procure that the Company takes such action (including signing and authorising Tax returns and computations in a timely manner) as is necessary to give effect to the matters in this paragraph 11.

12.              RELIEFS AND CORRESPONDING SAVINGS

12.1	Where a Tax Claim in respect of which payment has been made has resulted in the Buyer or the Company obtaining and utilising a Relief which would not otherwise have arisen (a “Corresponding Relief”) then:
(a)	an amount equal to the value of the Corresponding Relief so utilised (or in the case of a repayment of Tax an amount equal to the amount of Tax so received (together with any interest or supplement)) (less any reasonable costs and expenses of obtaining or utilising the Corresponding Relief) shall first be set off against any payment then due from the Warrantors in respect of a Tax Claim or a Tax Warranty Claim;
(b)	to the extent there is an excess, a refund shall be made to the Warrantors of any previous payment or payments made by the Warrantors in respect of a Tax Claim or a Tax Warranty Claim and not previously refunded under this paragraph up to the amount of such excess; and
(c)	to the extent that the excess referred to in paragraph (b) is not exhausted, the remainder shall be carried forward and set off against any future payment or payments which become due from the Warrantors in respect of a Tax Claim or a Tax Warranty Claim.
12.2	If the Warrantors disagree with the Buyer’s or the Company’s determination of the existence and/or the quantum of the Corresponding Relief or amount of Tax saved by the Corresponding Relief, or the date such Relief is used, such disagreement may at the request
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and expense of the Warrantors be referred to the auditors of the Company for the time being for their determination and, in making such determination, the auditors will act as experts and not as arbitrators and their determination will (in the absence of manifest error) be conclusive and binding on the parties.

13.              BUYER’S COVENANT

13.1	The Buyer undertakes to each Warrantor to pay to the Warrantor an amount equal to any liability of the Warrantor as a result of the Buyer’s failure after Completion to procure payment by the Company of Tax payable by it (together with any reasonable costs and expenses properly incurred by the Warrantor in question in connection with such Tax).
13.2	The undertaking contained in paragraph 13.1 will not apply to any Tax in respect of which the Buyer could make, or has made, a claim under this Schedule (save in circumstances where the Warrantor has paid an amount in respect of the Tax in question to the Buyer and the relevant liability of the Company nevertheless remains unpaid) or to any Tax which the Warrantor has recovered from the Buyer under any statutory right of recovery and the Warrantor will procure that no recovery under such statutory right is sought to the extent that payment has been made to any of the Warrantors by the Buyer under paragraph 14.1 in respect of that Taxation.
13.3	Paragraph 6 (Withholding), 7 (Tax on Payments), 9 (Notification and Conduct of Claim) and 9 (Due Date of Payment and Interest) will apply to the covenant in paragraph 13.1 as they apply to the covenants contained in paragraph 2, replacing references to (i) the Warrantors with (ii) the Buyer (and vice versa) and making any other necessary modifications.

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Part 2 - Tax Warranties

Tax

1.1	The Company:
1.1.1	has duly and punctually paid all Taxes which it is liable to pay;
1.1.2	has duly deducted, withheld or collected for payment (as appropriate) all Tax due to have been deducted, withheld or collected for payment and has accounted for or paid all such Tax to the relevant Tax Authority; and
1.1.3	is not, and has not at any time in the last three years been liable to pay any interest, penalty, or surcharge in respect of any unpaid Tax or as a result of a default in respect of any Tax matter or has otherwise been subject to the operation of any penal provision under any enactment relating to Tax.
1.2	The Company has procured that complete files of all accounts, statements, reports, Tax Returns, declarations and payments made in connection with Tax as are required and in compliance with Applicable Laws have been kept.
1.3	No non-routine audits, examinations, enquiries, assessments, investigations or proceedings (including tax enforcement proceedings) have in the last three years been notified to or so far as the Warrantors are aware are pending with respect to any Taxes payable by the Company.
1.4	No dispute regarding liability or potential liability related to any Tax or duty (including in each case penalties and interest) that is payable by the Company or regarding any relief from Tax provided to the Company has taken place in the last three years.
1.5	All Tax Returns required to be made or filed by the Company have been duly and timely made or filed both within the requisite periods and on a proper basis and were when made and filed and remain true and accurate and none of them is, or so far as the Warrantors are aware is likely to be, the subject of any enquiry, query or dispute with any Tax Authority. The Company has duly submitted all documents required by Applicable Law to the relevant Tax Authority.
1.6	The Company has not engaged in or been a party to any scheme or arrangement of which the main purpose was the avoidance of liability to Tax.
1.7	The Company is resident for all Tax purposes in the United Kingdom, is not and has not at any time been resident for Tax purposes in any other jurisdiction, does not have, has never had and will not have at Completion any branch, office, permanent establishment or other taxable presence in any other jurisdiction, and does not constitute a United Kingdom permanent establishment, branch or agency of any other person.
1.8	The Company is not, nor so far as the Warrantors are aware is it likely to become, liable to pay, or make reimbursement or indemnity in respect of, any Tax (or amounts corresponding to Tax) in consequence of the failure by any other person to discharge that Tax within any specified period or otherwise, where that Tax relates to a profit, income or gain, transaction, event, omission or circumstance arising, occurring or deemed to arise or occur (whether wholly or partly) on or before the date of this Agreement.
1.9	No Tax Authority has agreed to operate any special arrangement (being an arrangement not based on a strict and detailed application of the relevant legislation) in relation to the affairs of the Company, other than in each case those which have been published by the Tax Authority or otherwise available to taxpayers generally.
1.10	Neither the signing of this Agreement nor the sale of the Sale Shares or Option Shares to the Buyer will result in any Tax Liability whether by virtue of leaving a group or for any other reason.
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1.11	All transaction or arrangements involving the Company have been entered into on arm’s length terms and no transaction, or any element of it, was subject to Tax on any basis other than by reference to the actual economic terms of the transaction. The Company is not nor has it been involved in any correspondence, enquiry or dispute in any jurisdiction concerning the adjustment of profits of associated enterprises for Tax purposes.
1.12	The Company is a taxable person registered for the purposes of VAT and its registration is not subject to any conditions imposed by or agreed with any Tax Authority and the Company has complied in all respects with all statutory requirements, orders, provisions, directions or conditions relating to VAT.
1.13	The Company is not nor has it ever been part of a group for the purposes of VAT or any other Tax.
1.14	The Company is not liable to pay corporation tax in accordance with the provisions of the Corporation Tax (Instalment Payments) Regulations 1998.
1.15	All clearances and consents obtained by the Company from any Tax Authority have been fully disclosed in the Disclosure Letter and were based on full and accurate disclosure of all the facts and circumstances material to the decision of the Tax Authority. The Company has complied in all respects with any conditions to which any such consents or clearances are subject and has not taken any action which might alter, prejudice or in any way disturb any such consent or clearance nor will anything done pursuant to this Agreement have such an effect.
1.16	The Company is a close company as defined in sections 439 CTA 2010 and is not a close investment-holding company as defined in section 34 CTA 2010. No distribution within section 1064 CTA 2010 has been made by the Company. No loan or advance or debt within section 455 CTA 2010 or section 460 CTA 2010 has been incurred, made or agreed to be made by the Company, and the Company has not since the Accounts Date released or written off the whole or part of the debt in respect of any such loan or advance.
1.17	The Company is not liable, and there are no circumstances in existence as a result of which it may become liable, to be assessed to inheritance tax as donor or donee of any gift, or transferor or transferee of value and there are no other circumstances by reason of which any liability in respect of inheritance tax has arisen or, so far as the Warrantors are aware, could arise for the Company or any charge in relation to unpaid inheritance tax has arisen or could arise in respect of the assets of the Company or the Sale Shares or the Option Shares.
1.18	In relation to all employment-related securities which have been acquired since 15 April 2003, each relevant employee has entered into an election pursuant to section 431(1) ITEPA in the form approved by HMRC within 14 days of the acquisition of the employment-related securities (by him or any other person) and in relation to all securities options, such an election is required to be entered into by the relevant employee as a condition of exercise of the option.
1.19	The Disclosure Letter sets out, with express reference to this warranty, where full details of any share option or share incentive scheme or any profit sharing scheme or employee share ownership plan operated by the Company (or any other company in respect of the Company's employees) can be found in the Disclosure Bundle. All such schemes have been operated in accordance with their rules and all statutory requirements have been complied with in respect of any such scheme which is HM Revenue & Customs approved or which constitutes an Enterprise Management Incentive Scheme.
1.20	The Disclosure Letter provides full details of all joint elections entered into by the Company under paragraph 3B of Schedule 1 SSCBA, in respect of any amount treated as remuneration by virtue of section 4(4)(a) SSCBA, to transfer liability for employer's secondary contributions to an employee.
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1.21	All documents in the possession of the Company or to the production of which it is entitled and which attract stamp or transfer duty in the United Kingdom or elsewhere have been properly stamped. The Company does not own any interest in UK land or buildings which is evidenced by an uncompleted contract.

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SCHEDULE 6 (Omitted)

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SCHEDULE 7 (Omitted)

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Signed by Voicenet Shareholders and Optionholders Individually (names omitted)	......../s/..................................................

Signed by for and on behalf of 8x8 UK INVESTMENTS LIMITED	......../s/.................................................. Director

Signed by for and on behalf of 8x8, Inc.	......../s/.................................................. Chief Financial Officer
Signed by for and on behalf of VOICENET SOLUTIONS LIMITED	......../s/.................................................. Director

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